EXHIBIT 10.1

MASTER SALE AND PURCHASE AGREEMENT

THIS MASTER SALE AND PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 31, 2008, by and between W.C. Heraeus GmbH, a German corporation (the “Purchaser”), and Kulicke and Soffa Industries, Inc., a Pennsylvania corporation (the “Seller”). Certain other capitalized terms used in this Agreement are defined in Exhibit A hereto.

BACKGROUND

Kulicke & Soffa Global Holding Corporation, a company organized and existing under the laws of the Federal Territory of Labuan, Malaysia (“GHC”), Kulicke & Soffa (S.E.A.) Pte. Ltd., a corporation organized and existing under the laws of Singapore (“SEA”), and Müller Feindraht, AG, a company organized under the laws of Switzerland (“Müller”), are wholly-owned subsidiaries of the Seller. GHC, SEA, and Müller are collectively referred to herein as the “Subsidiaries” and, together with the Seller, as the “Seller Parties.”

The Seller Parties are engaged in the manufacturing and marketing of gold, aluminum and copper wire (gold, aluminum and copper including alloyed and doped metals, wires including the wires themselves, ribbons and foils) used in the wire bonding process for semiconductor and microelectronic devices (the “Business”). This Agreement and the other Transaction Agreements contemplate the sale and transfer or contract or license by the Seller Parties to the Purchaser at Closing of all of the assets and certain identified liabilities relating to the Business.

In consideration of the foregoing, and the mutual representations, warranties and covenants set forth in this Agreement, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE TRANSACTIONS

1.1 Purchase and Sale of Assets and Assumption of Certain Liabilities.

(a) Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, the Seller Parties shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller Parties, assets which together with the rights acquired by the Purchaser pursuant to the other Transaction Agreements, constitute all of the assets and services necessary to operate the Business immediately after the Closing in the same manner as was operated by the Seller Parties as of the date of this Agreement and, subject to changes occurring in the Ordinary Course or pursuant to Section 5.1(a) or as otherwise disclosed on Section 2.5 of the Disclosure Schedules, as of the Closing Date (the “Acquired Assets”), free and clear of any Encumbrances (other than Permitted Encumbrances) , as the same may exist at Closing, included but not limited to:

(i) all Inventory and all furniture, fixtures, improvements, equipment (including office equipment), machinery, parts, computer hardware and software, tools and all other tangible personal property that is used or held for use in the Business and listed on Schedule 1.1(a)(i), including, without limitation, all of the Seller Parties’ marketing documentation (sales brochures, flyers, pamphlets, advertising, etc) related to the Acquired Assets;

(ii) all Intellectual Property that is used in the Business and listed on Schedule 1.1(a)(ii);

(iii) all claims and rights (and benefits arising therefrom) relating to the Acquired Assets with or against all persons, including all express or implied warranties from any supplier of the Seller Parties with respect to the Acquired Assets, in each case to the extent such transfer is permitted by law;

(iv) all Accounts Receivable that relate to the Business, in each case to the extent not paid as of the Closing;

(v) all contracts, agreements, Leases, and purchase and sales orders that relate to the Business, in each case to the extent transferable by the Seller Parties and listed on Schedule 1.1(a)(v) (the “Assumed Contracts”);

(vi) all Permits that are used in the Business, in each case to the extent transferable and listed on Schedule 1.1(a)(vi);

(vii) all insurance proceeds paid or payable to the Seller Parties in respect of any damages to or destruction or loss of any Acquired Assets, other than Inventory or other current assets of the Business;

(viii) subject to proration as described in Section 1.5, all Prepaids relating primarily to the Business;

(ix) all goodwill of the Business, together with the right to represent to third parties that the Purchaser is the successor to or acquirer of the Business;

(x) the customer lists, Books and Records of the Business;

(xi) right, title and interest to the names “Müller Feindraht AG” and “American Fine Wire” or any other derivations or related subsets of such names; and

(xii) all other assets, if any, listed on Schedule 1.1(a)(x)(ii).

(b) Notwithstanding anything to the contrary contained in Section 1.1(a) or elsewhere in this Agreement, the Seller Parties shall not sell, convey, assign, transfer or deliver to the Purchaser, and the Purchaser shall not acquire from the Seller Parties, any other assets of the Seller Parties that do not constitute Acquired Assets, including, without limitation, the following (collectively, the “Excluded Assets”):

(i) all cash and cash equivalents and short term investments of the Seller Parties;

(ii) all assets and Books and Records of the Seller Parties not related to the Business or the Acquired Assets, including, without limitation, all records relating to the Excluded Assets;

(iii) all rights and obligations of the Seller Parties pursuant to contracts or agreements, other than the Assumed Contracts and any Accounts Receivable;

(iv) all rights to refunds of any premiums under insurance policies not otherwise included among the Acquired Assets and cancelled by the Seller Parties;

(v) all life insurance policies owned by the Seller Parties, and all rights thereunder, including, without limitation, the accumulated cash value and all other incidents of ownership;

(vi) all personnel records and other records that the Seller Parties are required by law to retain in its possession; provided, however, that the Seller Parties shall provide the Purchaser with a copy of such records pertaining to the Business upon request unless expressly prohibited by law;

(vii) all rights, title and interest in and to prepaid Taxes and any claims for refund, credit, rebate or abatement of Taxes and other governmental charges regarding the Business of whatever nature for periods through the Closing Date, except to the extent included in the calculation of Working Capital; and

(viii) all rights of the Seller Parties under this Agreement and the Transaction Agreements.

(c) Upon the terms and conditions set forth in this Agreement, at the Closing, the Purchaser shall assume and thereafter satisfy or perform when due (i) all Liabilities listed as a current liability of the Business to the extent set forth on the unaudited combined balance sheet of the Business at March 29, 2008 prepared in accordance with GAAP (the “Reference Balance Sheet”) as such Liabilities are adjusted and finalized in the Closing Statements, (ii) all obligations of performance by the Purchaser under this Agreement and (iii) all other liabilities and obligations, if any, expressly set forth on Schedule 1.1(c) (collectively, the “Assumed Liabilities”). The Purchaser shall not assume, and shall have no responsibility for, any Liabilities of the Business including, without limitation, historic employee obligations and environmental liabilities, incurred through the Closing, other than the Assumed Liabilities (the “Retained Liabilities”).

(d) The purchase price for the Acquired Assets is ONE HUNDRED AND FIFTY FIVE MILLION DOLLARS ($155,000,000), payable in cash at the Closing, plus the assumption of the Assumed Liabilities, as adjusted pursuant to Section 1.4 (the “Purchase Price”).

1.2 Closing. The parties shall conduct the closing (the “Closing”) of the transactions contemplated hereby (such transactions, the “Contemplated Transactions”) at the offices of Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania on September 29, 2008, provided that if the conditions set forth in Article 6 are not met on such date, the Closing shall occur on the business day immediately preceding the last Saturday of the month in which the conditions set forth in Article 6 have been satisfied or waived, or at such other time and place as the Seller and the Purchaser may agree in writing (such date of the Closing, the “Closing Date”).

1.3 Closing Deliveries. At the Closing:

(a) the Seller shall deliver, or shall cause to be delivered, to the Purchaser (i) duly executed counterparts of the Transaction Agreements and (ii) the certificates, authorizations and approvals as set forth in Section 6.2; and

(b) the Purchaser shall deliver to the Seller (i) duly executed counterparts of the Transaction Agreements, (ii) the cash portion of the Purchase Price by wire transfer of immediately available funds, and (iii) the certificates, authorizations and approvals as set forth in Section 6.1.

1.4 Payment of Purchase Price; Working Capital Adjustment.

(a) At least three business days before the Closing Date, the Seller shall prepare or cause to be prepared, in accordance with GAAP and those principles identified on Schedule 1.4, and shall deliver to the Purchaser its good faith estimate of Working Capital (the “Estimated Working Capital”). At the Closing, the Purchaser shall pay to the Seller the Purchase Price, plus (or minus) the amount (if any) by which the Estimated Working Capital exceeds (or is less than) $93,964,837, which is the level of Working Capital as at March 29, 2008 as set forth in the preliminary statement of Working Capital included on Schedule 1.4 (the “Target Working Capital”). The Seller agrees to prepare, together with Purchaser within 20 business days after the date of this Agreement, supporting documentation for the figures of said Target Working Capital on the basis of (i) the general ledger trial balances with respect to SEA and Müller, and (ii) other documentation, i.e. the A/R trial balance with respect to Seller and an account listing with account balances with respect to GHC.

(b) The Target Working Capital of $93,964,837 includes an amount of $19,513,708 for Inventory. This amount may be adjusted as a result of the verification process which shall be completed not later than twenty (20) business days after signing of this Agreement. In the case that either the Seller or the Purchaser requests an adjustment of the amount of Inventory included in the Target Working Capital, the Seller and the Purchaser shall attempt in good faith to reach an agreement as to the nature and amount of said adjustment. If the Seller and the Purchaser cannot resolve this matter within five (5) business days, such dispute shall be resolved pursuant to Section 1.4(d).

(c) Within 30 days following the Closing Date, the Seller shall prepare and deliver to the Purchaser a closing date balance sheet and a calculation of Working Capital derived thereof as of the Closing Date, prepared in accordance with GAAP and those principles identified on Schedule 1.4 and in a manner consistent with the methodology used by the Seller in preparing the Estimated Working Capital and the Target Working Capital included as a part of Schedule 1.4 and the Reference Balance Sheet (the “Closing Statement”). For the purposes of such review, the Seller should afford the Purchaser or its accountants and Representatives the rights to inspect the Seller’s records related to the Closing Statement. If the Purchaser does not give the Seller notice of the Purchaser’s objection to the Closing Statement, with such notice containing a statement of the basis of the Purchaser’s objection, within 30 days of receipt of the Closing Statement, then the Closing Statement shall be final for all purposes following the end of such 30 day period.

(d) If the Purchaser shall have any objections to the Closing Statement within 30 days following receipt of the Closing Statement, the Purchaser and the Seller shall attempt in good faith to reach an agreement as to the matter in dispute. If the Purchaser and the Seller shall have failed to resolve such disputed matter within ten business days (or such longer period as mutually agreed by the Purchaser and the Seller) after receipt of written notice of such objection, which notice shall contain a statement of the basis of the disputing party’s objection, then any such disputed matter may at any time thereafter be referred by either party for resolution by a nationally recognized independent accounting firm acceptable to the Seller and the Purchaser (the “Independent Accounting Firm”). The Purchaser and the Seller shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary to cooperate with the Independent Accounting Firm in its resolution of the dispute. The determination of the Independent Accounting Firm will be made as promptly as practicable but in no event later than 30 days following referral of the disputed matter to the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm incurred in resolving the disputed matter shall be allocated equally between the Purchaser and the Seller. The definitive Closing Statement and calculation of Working Capital (the “Certified Statement”), after resolution of any disputes pursuant to this Section 1.4, shall be verified by the Independent Accounting Firm in accordance with the requirements of this Section 1.4 and shall be final, binding and conclusive on all parties hereto.

(e) On or before the third business day following the final determination of the Certified Statement or agreement between the Purchaser and the Seller on the Closing Statement pursuant to Section 1.4(c) above, the Purchaser or the Seller, as the case may be, shall pay to the other party an amount such that following such payment, and taking into account the payments made on the Closing Date, the Purchaser shall have paid to the Seller the Purchase Price, plus (or minus) 100% of the amount by which the amount of Working Capital set forth on the Certified Statement or on the Closing Statement exceeds (or is less than) the Target Working Capital.

1.5 Credits, Prorations and Prorated Credits. The Seller and the Purchaser shall prorate all Prepaids, including any payments due or advanced under any lease (and all other similar customary adjustments, including Taxes), as of the Closing Date. With respect to any amounts (including Taxes) that have not yet been billed or otherwise determined, the Seller and the Purchaser shall prorate such amounts based on the most recent ascertainable bill, based on when such Taxes, Prepaids and other assessments are due and payable. The Prepaids and such prorations (including Taxes) shall be included in the calculation of Working Capital, to the extent assumed by the Purchaser.

1.6 Payments and Computations. All payments under this Agreement shall be made in U.S. dollars. Each party shall make any payment due to the other party to this Agreement not later than 5:00 p.m., New York City time, on the day when due. All payments shall be made by wire transfer in immediately available funds to the account or accounts designated in writing by the party receiving such payment, together with interest, if applicable, as provided below. All computations of interest shall be made on the basis of a year of 360 days, in each case for the actual number of days elapsed (beginning on the Closing Date, and in the case of payments made pursuant to Section 1.4(e), up to but excluding the date on which payment is received, and otherwise, including the date on which payment is received). Whenever any payment under this Section 1.6 shall be due on a day other than a business day, such payment shall be made on the next succeeding business day, and such extension of time shall be included in the computation of payment of interest. Any payment as an adjustment to the Purchase Price pursuant to Section 1.4(e) shall be made within three business days of the date the Certified Statement, together with interest thereon from the Closing Date to the date the payment is made in full at the three-month London Interbank Offered Rate (LIBOR) as reported on the Closing Date in The Wall Street Journal, plus 3.0%.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLER

WITH RESPECT TO THE SUBSIDIARIES AND THE BUSINESS

Except as set forth on the disclosure schedule attached as Exhibit B (the “Disclosure Schedules”) (it being agreed that disclosure of an item shall not be deemed an admission by Seller that such item so disclosed is material (regardless of whether required by the accompanying representation in this Agreement) and that an item included on a particular section of the Disclosure Schedules referenced in any section or subsection of this Article 2 is deemed to relate to each other section or subsection of this Article 2 to the extent such relationship is reasonably apparent on the face of such disclosure) each Seller Party, jointly and severally, represents and warrants to the Purchaser that the statements set forth in this Article 2 are true and complete as of the date of this Agreement and as of the Closing Date.

2.1 Corporate Organization. Each of the Seller Parties is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and is duly qualified to conduct business under the laws of each jurisdiction in which such qualification is required, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. Each Seller Party has all corporate power and authority it needs to carry on its operations and own its assets.

2.2 Authorization. Each of the Seller Parties has, or prior to the Closing will have, all corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Agreements to which it is a party. Each of the Seller Parties has duly and validly executed and delivered this Agreement and, on or before the Closing will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by the Purchaser, this Agreement is, and at Closing each other Transaction Agreement will be, a valid and binding obligation of each Seller Party which is a party thereto, enforceable against such Seller Party in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.3 No Conflict. Except as set forth in Section 2.3 of the Disclosure Schedules, the execution, delivery and performance by a Seller Party of the Transaction Agreements to which it is party and the consummation by a Seller Party of the Contemplated Transactions do not (a) conflict with or violate any provision of such Seller Party’s articles of incorporation or bylaws, each as amended to date, (b) require a Seller Party to make any filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity or any other person, except for any filings required to be made under any applicable anti-trust or competition law, (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any person the right to accelerate, terminate, modify, or cancel, or require any notice under any Material Contract, (d) result in the imposition of any Encumbrance upon any Acquired Asset (other than Permitted Encumbrances), or (e) violate any law, order, writ, or injunction applicable to the Seller or any of its assets, except in the case of clauses (b)-(e), as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

2.4 Financial Matters.

(a) Attached as Section 2.4(a) of the Disclosure Schedules are (i) a listing of the net book value of each fixed asset of the Business as March 29, 2008, (ii) the Reference Balance Sheet, and (iii) the unaudited balance sheets of the Business as of September 30, 2006, September 29, 2007 and June 28, 2008, and the unaudited income statements of the Business for the fiscal years ended September 30, 2006 and September 29, 2007 and the nine months ended June 28, 2008 (collectively with the Reference Balance Sheet, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP on a consistent basis for the period stated thereon, fairly present in all material respects the results of operations of the Business for the period stated thereon, except that such Financial Statements are subject to normal year-end adjustments and do not contain all footnotes or other presentation items required by applicable accounting standards, and are complete and correct in all material respects and consistent with the Books and Records. The data in the Financial Statements is derived from the figures of the Packaging Materials Division as reported in the applicable 10-K or 10-Q reports of the Seller for the purposes of presenting the data of the Business on a stand-alone basis, using good faith estimates for allocations as necessary.

(b) Since the date of the Reference Balance Sheet, the Seller Parties have operated the Business in the Ordinary Course and there has not occurred any event or development that would be reasonably likely to result in a Material Adverse Change before the Closing Date.

2.5 Assets. Except as set forth in Section 2.5 of the Disclosure Schedules: (i) the Seller Parties have valid title to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Encumbrances, except for Permitted Encumbrances and Encumbrances created by or through the Purchaser or any of its Affiliates; and (ii) the Acquired Assets, together with the assets of the Seller Parties to be licensed or contracted to the Purchaser on the Closing Date pursuant to the other Transaction Agreements, are sufficient for the conduct of the Business as conducted by the Seller Parties on the date of this Agreement and as an independent concern.

2.6 Absence of Undisclosed Liabilities. The Business does not have any Liabilities except for (i) Liabilities set forth on the Financial Statements, (ii) Liabilities incurred in connection with this transaction, (iii) Assumed Liabilities and (iv) Liabilities incurred in the Ordinary Course since the date of the Reference Balance Sheet.

2.7 Intellectual Property.

(a) Section 2.7(a) of the Disclosure Schedules sets forth all of the Intellectual Property owned or used by the Seller Parties as of the date of this Agreement and used in the Business as of the date of this Agreement.

(b) None of the Business activities currently conducted by the Seller Parties infringes or violates, or constitutes a misappropriation of, any valid Intellectual Property rights of any person. To the knowledge of the Seller, there is no actual, threatened or suspected unauthorized use, interference, disclosure, infringement, misappropriation, or violation by any person of any Intellectual Property rights of the Seller Parties.

(c) The attached Section 2.7(c) of the Disclosure Schedules contains a complete and accurate list of (A) all agreements, licenses, royalty agreements, and other rights granted by the Seller Parties (with regard to the Business) to any third party with respect to any Intellectual Property, (B) all licenses, agreements, and other rights granted by any third party to the Seller Parties (with regard to the Business) with respect to any Intellectual Property of such third party (other than “shrink-wrapped” or “off-the-shelf” software licenses licensed by the Seller Parties (with regard to the Business)) and (C) all agreements, licenses, royalty agreements, and other rights granted by a Seller Party (with regard to the Business) to another Seller Party with respect to any Intellectual Property, in each case identifying the subject Intellectual Property. All agreements, licenses, royalty agreements, and other rights set forth on Section 2.7(c) of the Disclosure Schedules are in full force and effect, and there is no default thereunder by the Seller Parties (with regard to the Business), nor to the knowledge of the Seller, by any other party thereto. The Seller Parties are not making any unlicensed use of any Intellectual Property granted to the Seller Parties under such agreements, licenses, royalty agreements, and other rights set forth on Section 2.7(c) of the Disclosure Schedules.

(d) There is no Legal Proceeding pending or, to the knowledge of the Seller, threatened in writing against the Seller Parties involving a claim by any person that the Business activities presently conducted by the Seller Parties infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person.

(e) No current or former employee, independent contractor or consultant of the Seller Parties has or has asserted any continued interest in any Intellectual Property used by the Seller Parties in connection with the Business. All current or former professional and technical employees, independent contractors or consultants of the Business have signed a non-disclosure and assignment of inventions agreement with the Seller Parties in the form previously delivered to Purchaser, and such employees are the only employees of the Business with access to Intellectual Property of the Business.

2.8 Legal Compliance. The conduct and operations of the Business by the Seller Parties are, and during the last three years have been, in compliance with each law that (a) affects or relates to this Agreement or the consummation of the Contemplated Transactions, or (b) is applicable to the Seller Parties or the Business.

2.9 Material Contracts. Section 2.9 of the Disclosure Schedule lists all of the contracts, agreements and instruments of the Business as presently conducted (collectively, the “Material Contracts”). All Material Contracts are valid, binding and enforceable by and against any of the Seller Parties as applicable, in accordance with their terms (subject to applicable bankruptcy, solvency and similar laws and general principles of equity) and are in full force and effect. None of the Seller Parties are, and to the knowledge of the Seller, none of the other parties to any Material Contact are, in default of any Material Contract that is included in the Assumed Contracts (the “Included Material Contracts”).

2.10 Customers. Section 2.10(i) of the Disclosure Schedules sets forth the six (6) largest customers of the Business (the “Material Customers”) and the amounts for which the Seller Parties invoiced such Material Customers during the nine months ended June 28, 2008 (the “2008 Fiscal Period”). Except as set forth on Section 2.10(i) of the Disclosure Schedules, (i) no Material Customer has terminated its relationship or refused to do business with the Seller Parties or, to the knowledge of the Seller, threatened to do so; (ii) to the knowledge of the Seller, no Material Customer has stated its intention not to continue to do business with, or substantially reduce its purchases as a result of, the Contemplated Transactions; and (iii) the Seller Parties are not involved in any claim, dispute or controversy with any Material Customer other than in the Ordinary Course. To the knowledge of the Seller, as of the date of this Agreement, none of the customers set forth on Section 2.10(ii) of the Disclosure Schedules has reduced, or stated its intention to reduce, its purchases by an amount equal to 15% or more of its respective purchases from the Business compared to the 2008 Fiscal Period levels.

2.11 Suppliers. Section 2.11 of the Disclosure Schedules sets forth all of the copper and aluminum suppliers of the Business during the fiscal year ended September 29, 2007 (the “2007 Fiscal Year”) and 2008 Fiscal Period (the “Suppliers”). Except as set forth on Section 2.11 of the Disclosure Schedules, (i) no Supplier has terminated its relationship or refused to do business with the Seller Parties or, to the knowledge of the Seller, threatened to do so; (ii) no Supplier has stated its intention not to continue to do business with, or reduce its business relationship as a result of, the Contemplated Transactions; and (iii) the Seller Parties are not involved in any claim, dispute or controversy with any Supplier other than in the Ordinary Course.

2.12 Legal Proceedings. Other than with respect to Intellectual Property, employee and Environmental law matters (which are exclusively addressed in Section 2.7, Section 2.13 and Section 2.14, respectively), there is no Legal Proceeding with respect to the Business pending or, to the knowledge of the Seller, threatened against any Seller Party or any Affiliate of any Seller Party before any court, arbitrator, mediator or other Governmental Entity. The Seller Parties are not with respect to the Business subject to any outstanding judgment, injunction or other order or ruling of, or settlement issued or approved by, any court or other Governmental Entity.

2.13 Employees.

(a) Except as set forth on Section 2.13(a) of the Disclosure Schedules, (i) there are no collective bargaining agreements applicable to any Active Employees and (ii) each of the Seller Parties have complied in all material respects with all applicable laws relating to the Active Employees arising from statutes relating to wages, hours, leave, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, age and disability discrimination, social security, immigration control and the payment and withholding of Taxes. Except as set forth on Section 2.13(a) of the Disclosure Schedules, no Active Employee has given the Seller Parties written notice of intention to terminate employment or, to the Knowledge of Seller, oral notice that he or she intends to terminate employment with any such Seller Party.

(b) There is no employment-related Legal Proceeding currently pending or, to the knowledge of the Seller, threatened against any Seller Party by any Active Employee alleging a violation or breach by such Seller Party of any law, regulation or contract, including any claim relating to worker’s compensation, employee disability or similar matters, other than routine claims for benefits arising in the Ordinary Course.

(c) Section 2.13(c) of the Disclosure Schedules contains a complete and accurate list of the following information for each Active Employee, including each employee on leave of absence or layoff status: job title and the current and the prior year’s compensation or remuneration (including any bonus). Except as set forth on Section 2.13(c) of the Disclosure Schedules, none of the Seller Parties has agreed to the payment of any bonuses, backpay or other remuneration to any employees, contractors or other Persons outside of the Ordinary Course. The Seller has previously provided the information set forth in Section 2.13(c) of the Disclosure Schedules to the Purchaser, which information included the names of the Active Employees, and such information is true and correct as of the date of this Agreement and as of the Closing Date.

(d) Section 2.13(d) of the Disclosure Schedules identifies each Employee Benefit Plan relating to the Active Employees. None of the Employee Benefit Plans relating to the Active Employees are underfunded.

2.14 Environmental Matters. Except as set forth in Section 2.14 of the Disclosure Schedules, each Subsidiary is in compliance with all applicable Environmental laws and all Environmental Permits. No Legal Proceeding is currently pending or, to the knowledge of the Seller, threatened, alleging a breach or violation by any Subsidiary under any Environmental laws. No property, facility or premises currently owned, leased, operated, used or controlled by any Subsidiary and used in the Business is, to the knowledge of the Seller, subject to any current or proposed assessment or other remediation obligation arising under any Environmental laws.

2.15 Inventory; Accounts Receivable.

(a) Except as has been reserved against in the Reference Balance Sheet (or as adjusted after the date thereof for operations and transactions through the Closing Date in the Ordinary Course), the Inventory of the Business included as an Acquired Asset is of a quality usable or saleable in the Ordinary Course and is free and clear of any Encumbrances other than Permitted Encumbrances. All Accounts Receivable as of the date hereof arise from bona-fide transactions with customers.

(b) Section 2.15(b)(i) of the Disclosure Schedules sets forth all of the agreements between the Seller Parties and customers which provide a fixed purchase price for any precious metal materials. Section 2.15(b)(ii) of the Disclosure Schedules sets forth the supply agreements the Seller Parties have in place with institutional counterparties that enable the Seller Parties to acquire precious metal materials, and with respect to those agreements set forth on Section 2.15(b)(ii) of the Disclosure Schedules, except as set forth in such Schedule, the purchase price of the precious metal materials does not exceed the selling price of such material, and to the extent the Seller Parties have committed to purchase more of the materials than is required pursuant to existing customer obligations pursuant to the agreements set forth on Section 2.15(b)(i) of the Disclosure Schedules, the Seller Parties have arrangements in place to sell or dispose of such excess material to the customer at the purchase price paid by the Seller Parties for the purchase thereof.

2.16 Real Property. The Seller Parties do not own any real property that is included in the Acquired Assets. Section 2.16 of the Disclosure Schedules sets forth the all leased real properties used by the Seller Parties in connection with the operation of the Business, each of which is leased pursuant to a Lease (the “Leased Real Property”). Except for the Leased Real Property or as described in Section 2.16 of the Disclosure Schedules, there is no other real property or improvements that are used by the Seller Parties in connection with the operation of the Business. The Seller Parties are the holders of valid and enforceable leasehold estates, as lessee, of the Leased Real Property, for the terms set forth in and pursuant to the terms of Leases for the Leased Real Property. True and complete copies (including amendments, if any) of the Leases have been made available to the Purchaser. The Leases are in full force and effect and the Seller Parties have not exercised any option to purchase thereunder. The Seller Parties are not in default or breach under the Leases and have not received written notice of any default or breach by the Seller Parties relating to the Leases. None of the Seller Parties has provided a written notice of any default or breach to any lessor under the Leases, and, to the knowledge of the Seller, no lessor is in default or breach under any Lease.

2.17 Licenses and Permits. Section 2.17 of the Disclosure Schedules contains a complete list of each license, permit, certificate, approval, exemption, registration or authorization, including any pending applications therefor, used by the Seller Parties (with respect to the conduct of the Business) (collectively, the “Licenses and Permits”), which constitute all licenses, permits, certificates, approvals, exemptions, registrations or authorizations necessary for the conduct of the Business as presently conducted. The Business is and, to the knowledge of the Seller, has been in compliance with all Licenses and Permits. The Licenses and Permits are valid and in full force and effect and there are no pending nor, to the knowledge of the Seller, threatened proceedings which would reasonably be expected to result in the termination, revocation, limitation or impairment of any License or Permit. The execution of this Agreement and the consummation of the Contemplated Transactions will not alter or result in the termination or modification of any License or Permit except as stated in Section 2.17 of the Disclosure Schedules.

2.18 Product Warranty. Section 2.18 of the Disclosure Schedules sets forth a complete list of all products of the Business sold from January 1, 2007 through the date hereof (the “Products”) and shall be updated by the Seller Parties as of the Closing Date, as well as all outstanding product and service warranties and guaranties on any of the Products. Each Product has been in conformity with all applicable contractual commitments and all express and implied warranties, and none of the Seller Parties has Liability for replacement or repair thereof, except as has been reserved for in the June 28, 2008 balance sheet included in the Financial Statements or as will be reserved for in the Closing Statement.

2.19 Yield. Section 2.19 of the Disclosure Schedules sets forth a true and complete statement regarding the methodology for the calculation of the yield of the Business.

2.20 Brokers’ Fees. Except for Credit Suisse Securities (USA) LLC, the Seller Parties are not obligated to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

2.21 Improper Payments. None of the Seller Parties or any of their respective officers, directors or employees have made, with respect to the Seller Parties’ conduct of the Business, (a) any illegal bribes or kickbacks, illegal political contributions, or payments from corporate funds not recorded on the books and records of the Seller Parties, (b) payments from corporate funds to governmental officials, in their individual capacities, for the purpose of affecting their action or the action of the government they represent, to obtain favorable treatment in securing business or licenses or to obtain special concessions, or (c) illegal payments from corporate funds to obtain or retain business.

2.22 Related Party Transactions. Section 2.22 of the Disclosure Schedules describes each arrangement pursuant to which, immediately prior to Closing, any of the Seller Parties or its Affiliates provided any other Seller Party with any products or services material to the conduct of the Business.

2.23 Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 2, THE SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT TO THE BUSINESS, THE ACQUIRED ASSETS, THE ASSUMED LIABILITIES, THE SELLER PARTIES, OR ANY OF THEIR RESPECTIVE OTHER ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

2.24 Disclosure. None of the representations of the Seller Parties contained in this Agreement or in any other document, certificate or written statement furnished or delivered to Purchaser at the Closing or pursuant to Section 1.4 by or on behalf of the Seller Parties in connection with the transactions contemplated hereby contain any untrue statement of material fact or intentionally omits to state any material fact necessary to make any such representations, in light of the circumstances under which they were made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER WITH

RESPECT TO ITSELF

The Seller represents and warrants to the Purchaser that the statements contained in this Article 3 are true and complete as of the date of this Agreement and as of the Closing Date.

3.1 Corporate Organization. The Seller is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Pennsylvania and has full corporate power and authority to carry on its business as now conducted.

3.2 Authorization. The Seller has, or prior to the Closing will have, all corporate power and authority it requires to execute, deliver and perform its obligations under the Transaction Agreements to which it is a party. The Seller has duly and validly executed and delivered this Agreement and, on or before the Closing, the Seller will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by the Purchaser, this Agreement is, and at the Closing each other Transaction Agreement will be, a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 No Conflict. Except as set forth in Section 3.3 of the Disclosure Schedules, the execution, delivery and performance by the Seller of the Transaction Agreements to which it is party and the consummation by the Seller of the Contemplated Transactions do not (a) conflict with or violate any provision of the Seller’s articles of incorporation or bylaws, each as amended to date, (b) require the Seller to make any filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity or any other person, except for any filings required to be made under any applicable anti-trust or competition law, or (c) violate any law, order, writ, or injunction applicable to the Seller or any of its assets, except in the case of clauses (b)-(c), as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

3.4 Litigation. There is no Legal Proceeding pending or, to the Seller’s knowledge, threatened against the Seller that questions or challenges the validity of this Agreement or the ability of the Seller to consummate any of the Contemplated Transactions.

3.5 Brokers’ Fees. Except with respect to Credit Suisse Securities (USA) LLC, the Seller is not obligated to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller Parties that the statements contained in this Article 4 are true and complete as of the date of this Agreement and as of the Closing Date.

4.1 Organization and Good Standing. The Purchaser is a Business Entity duly organized, validly existing and in good standing under the laws of Germany and has full corporate power and authority to carry on its business as now conducted.

4.2 Authorization of Transaction. The Purchaser has, or prior to the Closing will have, all corporate power and corporate authority it requires to execute, deliver and perform its obligations under the Transaction Agreements to which it is a party. The Purchaser has duly and validly executed and delivered this Agreement and, on or before the Closing, the Purchaser will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by each Seller Party that is a party thereto, this Agreement is, and at Closing each other Transaction Agreement will be, a valid and binding obligation of the Purchaser, as applicable, enforceable against the Purchaser in accordance with their respective terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 No Conflict. The execution, delivery and performance by the Purchaser of the Transaction Agreements to which it is a party and the consummation by the Purchaser of the Contemplated Transactions do not (a) conflict with or violate any provision of the Purchaser’s articles of incorporation, bylaws or other constituent documents, each as amended to date, (b) require the Purchaser to make any filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity or any other person, except for any filings required to be made under any applicable anti-trust or competition law, (c) result in a breach or default under, create in any person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under any material agreement or instrument to which the Purchaser is a party, in any case with or without notice or lapse of time or both, or (d) violate any law, order, writ, injunction, or decree applicable to the Purchaser, except in the case of clauses (b)-(d), as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.4 Litigation. There is no Legal Proceeding pending or, to the Purchaser’s knowledge, threatened against the Purchaser that questions or challenges the validity of this Agreement or the ability of the Purchaser to consummate any of the Contemplated Transactions.

4.5 Brokers’ Fees. Except as with respect to Citigroup Inc. the Purchaser is not obligated to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

4.6 Adequacy of Funds. The Purchaser has adequate financial resources to satisfy its monetary and other obligations under this Agreement, including the obligation to pay the Purchase Price at the Closing.

4.7 Investigation. The Purchaser acknowledges and agrees that (a) it is an informed and sophisticated buyer and has engaged expert advisors, experienced in the evaluation and purchase of businesses such as the Business, (b) it has made its own inquiry and investigation into and, based thereon, has formed an independent judgment concerning, the Acquired Assets, the Assumed Liabilities and the Business, (c) it has been furnished with or given adequate access to such information about the Acquired Assets, the Assumed Liabilities, the Seller Parties and the Business as it has requested and (d) it and its Representatives have had a full opportunity to meet with management of the Seller Parties to discuss the business and assets of the Business. The Purchaser acknowledges that the Business has not been operated on a stand alone basis and further acknowledges and agrees that, except as expressly provided in this Agreement and the Transaction Agreements, neither the Seller Parties nor any of their Affiliates makes any express or implied representation or warranty with respect to the Business, the Acquired Assets or the Seller Parties or otherwise or with respect to any other written or oral information provided by the Seller Parties, their Affiliates or Representatives, including as to merchantability or fitness for any particular purpose. Except as expressly set forth in this Agreement and the Transaction Agreements, the Purchaser has not relied upon any representations or other information made or supplied by or on behalf of the Seller Parties or by any of their Affiliates or Representatives, including information provided by management of the Business, information in certain management presentations made by or on behalf of the Seller Parties to the Purchaser, or in any other materials provided by the Seller Parties or by any of their Affiliates or Representatives or in discussions with any of the foregoing.

4.8 Disclaimer Regarding Projections. In connection with the Purchaser’s investigation of the Business, the Purchaser has received from the Seller Parties certain projections, estimates and other forecasts and certain business plan information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections, estimates and other forecasts and plans, that it is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, estimates and other forecasts and plans so furnished to it and any use of, or reliance by, it on such projections, estimates and other forecasts and plans shall be at its sole risk, and without limiting any other provisions herein, that it shall have no claim against any person with respect thereto. Accordingly, the Purchaser acknowledges, agrees and confirms that the Seller Parties and each of their respective Affiliates and Representatives do not make, have not made nor shall be deemed to make or have made any representation or warranty to the Purchaser, express or implied, at law or in equity, with respect to any such projections, estimates, forecasts or plans, except that such projections, estimates, forecasts and plans were prepared in good faith based upon assumptions that the Seller Parties believed to be reasonable when made.

ARTICLE 5

PRECLOSING COVENANTS

5.1 Covenants of the Seller Parties.

(a) Conduct of Business. Except as otherwise required or contemplated by this Agreement, during the period from the date of this Agreement to the Closing Date, the Seller Parties shall conduct the Business in the Ordinary Course. Without limiting the generality of the foregoing and except as required or contemplated by this Agreement or any other Transaction Agreement, before the Closing Date, the Seller Parties shall not take any of the following actions in relation to the Business, without the written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

(i) other than in the Ordinary Course or in connection with the performance or consummation of the Contemplated Transactions, voluntarily incur any Liability that would be an Assumed Liability;

(ii) fail to maintain and service the Business and the Acquired Assets, in each case, other than with respect to the Retained Liabilities, and the goodwill of those having business relationships with the Business and the Acquired Assets;

(iii) fail to effect any capital expenditures consistent with the operation of the Business in the Ordinary Course;

(iv) enter into any contract that would be breached by, or require the consent of any third party, in order to continue in full force following the consummation of the Contemplated Transactions;

(v) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable law;

(vi) lease, license, sell, transfer, encumber or permit to be encumbered any Acquired Asset or other property associated with the Business, except for (A) licenses granted and products sold or otherwise disposed of in the Ordinary Course, and (B) cash applied in payment of Liabilities in the Ordinary Course;

(vii) waive or release any material right or claim that would otherwise be an Acquired Asset, except in the Ordinary Course;

(viii) terminate or materially amend any of the Assumed Contracts, including the Included Material Contracts and Leases, other than in the Ordinary Course;

(ix) dismiss any Active Employee (other than for cause) or change the remuneration or terms of employment of any Active Employee other than (A) in the Ordinary Course, (B) as required by law, or (C) pursuant to a any Employee Benefit Plan (to the extent such change is generally applicable to all employees of the Seller Parties);

(x) employ, other than in the Ordinary Course, any additional employees in the Business other than the Active Employees;

(xi) take any action that would reasonably be expected to cause a Material Adverse Change; or

(xii) agree to do any of the things described in the preceding clauses (i) through (xi) of this Section 5.1(a).

(b) Access To Information.

(i) Subject to the confidentiality obligations set forth in the Nondisclosure Agreement, until the Closing, the Seller shall allow the Purchaser and its Representatives, at the Purchaser’s sole expense, access upon reasonable notice and during normal working hours to (i) such materials and information about the Business as the Purchaser may reasonably request (including monthly trial balances and P & L reports on the Business), and (ii) specified members of management of the Business as the parties may reasonably agree. Notwithstanding the foregoing clause (ii), the Purchaser expressly acknowledges and agrees that it shall not, and shall cause its Affiliates and Representatives to not, contact or otherwise communicate with, either orally or in writing, any employee, officer, director, customer or supplier of the Business without the prior written consent of the Seller, which consent shall not be unreasonably withheld. Until the Closing, the Seller Parties shall cause their accountants, at the Purchaser’s sole expense, to cooperate with the reasonable requests of the Purchaser and its Representatives in making available the financial information of the Business and any property tax information relating to any Lease.

(ii) From and after the Closing Date, in connection with any reasonable business purpose with respect to the Acquired Assets or the Assumed Liabilities, upon reasonable prior notice, and except as reasonably necessary to ensure compliance with any applicable laws, privileges (including the attorney-client privilege) and contractual confidentiality obligations, the Seller Parties shall, and shall cause its respective Representatives to, (A) afford the Representatives of the Purchaser reasonable access, during normal business hours, to the books and records (to the extent not included in the Books and Records) of the Seller and its Affiliates in respect of the Acquired Assets and the Assumed Liabilities, (B) furnish to the Representatives of the Purchaser such additional financial and other information regarding the Business, the Acquired Assets and the Assumed Liabilities as the Purchaser or its Representatives may from time to time reasonably request and (C) make reasonably available to the Representatives of the Purchaser the employees of the Seller and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence is reasonably necessary to assist the Purchaser in connection with its inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes. Such investigation shall not unreasonably interfere with the business or operations of the Seller or any of its Affiliates, and the auditors and accountants of the Seller or its Affiliates shall not be obligated to make any work papers available to any person unless and until such person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.

(iii) From and after the Closing Date, in connection with any reasonable business purpose, including the preparation of Tax Returns and the determination of any matter relating to the rights or obligations of the Seller Parties under any of the Transaction Agreements, upon reasonable prior notice, and except as reasonably necessary to ensure compliance with any applicable laws, privileges (including the attorney-client privilege) and contractual confidentiality obligations, the Purchaser shall, and shall cause its Affiliates and its Representatives to, (i) afford the Representatives of the Seller Parties and their Affiliates reasonable access, during normal business hours, to the Books and Records, (ii) furnish to the Representatives of the Seller Parties and their Affiliates such additional financial and other information regarding the Business, the Acquired Assets and the Assumed Liabilities as the Seller Parties or their Representatives may from time to time reasonably request and (iii) make available to the Representatives of the Seller Parties and their Affiliates the employees of the Purchaser and its Affiliates in respect of the Business, the Acquired Assets and the Assumed Liabilities whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Seller Parties in connection with their inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes. Such investigation shall not unreasonably interfere with the business or operations of the Purchaser or any of its Affiliates, and the auditors and accountants of the Purchaser or its Affiliates shall not be obligated to make any work papers available to any person unless and until such person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.

(iv) Notwithstanding anything in this Agreement to the contrary, the Seller Parties shall not be required, before the Closing, to disclose, or cause to be disclosed, to the Purchaser or its Affiliates or Representatives (or provide access to any offices, properties, books or records of the Seller Parties or any of their Affiliates that could result in the disclosure to such persons or others) any information relating to employee data and records, any information with respect to Tax Returns as provided in Article 9 or any other information to the extent disclosure of such information is not permitted by law or any agreement to which any member of the Seller Parties is a party and set forth on Schedule 5.1(b), nor shall the Seller Parties be required to permit or cause others to permit the Purchaser or its Affiliates or Representatives to have access to or to copy or remove from the offices or properties of the Seller Parties or any of their Affiliates any documents, drawings or other materials that might reveal any such confidential information.

(c) Exclusivity. Each of the Seller Parties hereby agrees that it will not, and it will cause its respective subsidiaries, affiliates, directors, officers, employees, representatives and agents (including any financial advisors) not to, directly or indirectly, solicit or initiate or enter into discussions with, or encourage, or provide any information to, or continue any discussions or negotiations which have been undertaken heretofore with, any individual or entity (other than the Purchaser) concerning any merger, sale of stock, or sale of all or substantially all of the assets or any similar transaction related to the Business (a “Possible Transaction”); provided, however, that the Seller Parties may notify those other individuals and entities with which it has been having discussions regarding a Possible Transaction that it is required to discontinue such discussions pursuant to this Agreement. Further, each Seller Party shall promptly notify the Purchaser if it becomes aware of any inquiry or other contact (whether or not made to such Seller Party) from any such other person or entity pertaining to a Possible Transaction.

5.2 Mutual Covenants.

(a) Confidentiality.

(i) No party hereto shall issue any press release or make any other public announcement or disclosure relating to this Agreement or the transactions contemplated hereby without the prior written approval of the other party, except that each of the Seller and the Purchaser reserves the right, without the other party’s prior consent, to make any disclosure it believes in good faith is required by applicable securities laws or securities listing standards (in which case the disclosing party agrees to use reasonable efforts to advise and consult with the other party as to content before making the disclosure).

(ii) Each party shall continue to abide by that certain confidentiality letter agreement dated as of March 6, 2008 (the “Nondisclosure Agreement”), by and between the Seller and W.C. Heraeus GmbH, Hanau, Germany, the terms of which are incorporated by reference in this Agreement, and which terms shall survive until the Closing, at which time the Nondisclosure Agreement shall terminate; provided, however, that if this Agreement is, for any reason, terminated before the Closing, the Nondisclosure Agreement shall continue in full force and effect. Except as contemplated by subsection (i), the existence of this Agreement and the terms hereof shall be deemed “Evaluation Material” for purposes of the Nondisclosure Agreement.

(iii) For the avoidance of doubt, nothing in this Section 5.2(a) shall prohibit the Purchaser from disclosing information relating to this Agreement to any of its Representatives; provided, however, that such persons are subject to nondisclosure obligations in favor of the Purchaser that are no less favorable to the Seller than the Nondisclosure Agreement, and which the Purchaser shall enforce to the fullest extent.

(b) Regulatory Filings; Consents.

(i) Subject to the terms and conditions of this Agreement, the parties shall use their respective Best Efforts to (i) make all necessary and appropriate filings with all applicable Governmental Entities and obtain all required approvals and clearances with respect thereto, which filings, approvals and clearances are set forth in Schedule 5.2(b), (ii) obtain all consents, waivers, approvals, authorizations and orders required of all other persons in connection with the authorization, execution and delivery of this Agreement and the consummation of the Contemplated Transactions, and (iii) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Contemplated Transactions as promptly as practicable.

(ii) The parties shall use their respective Best Efforts to file or cause to be filed all requisite documents and notifications in connection with the transaction contemplated by this Agreement required to be filed with any Governmental Entities pursuant to any antitrust or competition law within ten (10) business days after the date hereof, and in any event shall do so as soon as practicable. The parties shall equally pay any filing fees required in connection with such notifications, filings or submissions. The parties shall promptly respond to any inquiry or requests for additional information from any Governmental Entities in connection with such notifications, filings or submissions and shall promptly provide any supplemental information requested in connection with the notifications, filings and/or submissions.

(iii) Subject to such confidentiality restrictions as may be reasonably requested, the Purchaser and the Seller will coordinate and cooperate with one another in exchanging such information and each will render such assistance as the other may reasonably request in connection with the foregoing, including acting as if all notifications, filings, and submissions are required to be filed jointly by the Purchaser and the Seller even if formally made by only one Party. In particular, each party shall promptly provide drafts to the other party, allow reasonably adequate time for comment and consult with the other party with respect to the contents of such notifications, filings, submissions, further documentation and evidence to be submitted to all relevant Governmental Entities. Each party shall promptly disclose to the other all correspondence received from or sent to any relevant Governmental Entities in connection therewith (including providing copies of filings made at the time such filings are made) and shall keep the other fully informed of any other related communication in whatever form with any of the relevant Governmental Entities. Each party shall, in each such case, where permitted by the relevant Governmental Entities, allow persons nominated by the other party to attend all meetings with Governmental Entities, and where appropriate make oral submissions at such meetings.

(c) Satisfaction of Conditions Precedent.

(i) Each party shall use its respective Best Efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article 6, and the parties shall use their respective Best Efforts to cause the Contemplated Transactions to be consummated.

(ii) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its Best Efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary and appropriate to consummate and make effective, in the most expeditious manner practicable, the transaction contemplated by this Agreement, including obtaining all necessary approvals, waivers, and consents from and avoiding all actions, objections or proceedings by Governmental Entities and the taking of all reasonable steps as may be necessary to obtain any necessary approval, waiver or consent from, or to avoid any action, objection or proceeding by any Governmental Entity. Notwithstanding the foregoing, the Purchaser shall not be required to take any actions in connection with, or agree to, any divestiture, license, hold separate, or other remedy pursuant to this Section 5.2(c).

(d) Further Assurances. Prior to and following the Closing, each party shall cooperate fully with the other parties, shall execute such further instruments, documents and agreements and shall give such further written assurances, as may be reasonably requested by any other party to evidence the Contemplated Transactions and to carry into effect the intents and purposes of this Agreement.

(e) Third Party Consents. Notwithstanding any other provision of this Agreement, this Agreement does not effect an assignment of any contract, instrument or other right otherwise included in the Acquired Assets, which does not by its terms expressly permit assignment or for which the Seller has not obtained a required consent to assignment or given a required notice as of the Closing. As to any of those agreements so designated in writing by the Purchaser and listed on Schedule 5.2(e) of this Agreement, the Seller shall use its Best Efforts to assist Purchaser in obtaining any required consent(s) promptly after the Closing.

(f) Customer Visits. The Seller shall arrange meetings between the Purchaser, the Seller and each Material Customer within 20 business days following the date of this Agreement. The Seller and the Purchaser shall promptly (but in any event within three (3) business days) notify the other party of its receipt from a Material Customer of such Material Customer’s intention to terminate or substantially reduce its purchases (compared to the 2008 Fiscal Period levels).

(g) Supplier Visits. The Seller shall arrange meetings between the Purchaser, the Seller and each Supplier within 20 business days following the date of this Agreement. The Seller and the Purchaser shall promptly (but in any event within three (3)

business days) notify the other party of its receipt from a Supplier of such Supplier’s intention to terminate or substantially reduce its business relationship with the Business (compared to the 2007 Fiscal Year and 2008 Fiscal Period levels, on an average aggregate basis).

5.3 Preservation of Books and Records. The Purchaser shall preserve and keep, or cause to be preserved and kept, all Books and Records in respect of the Business for the longer of (i) any applicable statute of limitations, (ii) any specified period of time required under any Included Material Contract to keep or preserve such Included Material Contract and the books and records relating thereto and (iii) a period of seven years from the Closing Date. After such seven year or longer period, before the Purchaser or any Affiliate shall dispose of any of such Books and Records, the Purchaser shall give not less than 90 days’ prior written notice of such intention to dispose to the Seller, and the Seller shall be given the opportunity, at its cost and expense, to remove and retain all or any part of such Books and Records as it may elect.

5.4 Tax Identification Numbers. Each of the Purchaser and the Seller Parties shall furnish to the other at the Closing their respective tax identification numbers and such other numbers or certificates reasonably requested by the other to file any Tax Return.

5.5 Bulk Sales. The Seller Parties will have complied with any applicable bulk sales statutes at the time of Closing.

5.6 Release of Assumed Liabilities. In addition to assuming the Assumed Liabilities at the Closing, the Purchaser shall cooperate with the Seller Parties and its Affiliates so, that on or before the Closing, the Seller Parties and its Affiliates are absolutely and unconditionally released as of the Closing from each Assumed Liability. The Purchaser shall use its Best Efforts to assist the Seller Parties after the Closing to the extent the Seller Parties and its Affiliates seek to be relieved of any of the Assumed Liabilities that are not released or otherwise discharged before the Closing.

5.7 Notification of Certain Matters. Each party shall give notice to the other promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause any condition set forth in Article 5 to be unsatisfied at the Closing Date and (ii) any material failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that (x) the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and (y) the obligation to give such notice shall not be required from and after the time the party to whom such notice is to be given has actual knowledge of the information required to be included in such notice.

5.8 Joinder by Subsidiaries. Within twenty (20) business days after the date of this Agreement, the Seller shall cause each of GHC, SEA and Müller to take all appropriate corporate or other actions and to execute any and all necessary documents to become a party to this Agreement and at such time each of GHC, SEA and Müller shall be deemed to have been a party to this Agreement effective on the date hereof.

5.9 Collective Bargaining Agreement. The Seller Parties shall promptly deliver to the Purchaser copies of any written materials delivered or received relating to the Collective

Bargaining Agreement, and the Seller Parties shall consult with the Purchaser as to any negotiations or discussions related to the Collective Bargaining Agreement and shall keep the Purchaser updated with respect to the status of any negotiations or discussions with respect thereto.

5.10 Environmental Reports. The Seller Parties shall address, to the reasonable satisfaction of the Purchaser, the matters set forth in Section 2.14 of the Disclosure Schedules; provided, however, that the Seller Parties shall not be responsible for more than $25,000 of aggregate costs and expenses in connection with Item 3 set forth in Section 2.14 of the Disclosure Schedules.

5.11 Financing Covenant. In the event that the Seller Parties have opportunities to expand the Business which, but for the existing limitations under both the Seller Parties’ Citibank Letter of Credit and available Working Capital as deployed in the Ordinary Course consistent with current working capital levels, the Seller Parties would pursue, the Seller Parties shall promptly inform the Purchaser and the Seller Parties and the Purchaser shall use their respective Best Efforts to enter into an arms-length, market agreement for a loan or other credit arrangement of up to $20.0 million USD from the Purchaser to the Seller Parties for the purchase of gold, to the fullest extent permitted by governmental regulations.

ARTICLE 6

CONDITIONS PRECEDENT TO THE CLOSING

6.1 Conditions to the Obligations of the Seller Parties. The obligations of the Seller Parties to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the Closing of each of the following conditions (any one or more of which may be waived by the Seller, but only in a writing signed by the Seller).

(a) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser in Article 4 shall be accurate in all material respects as of the Closing (except to the extent any such representation or warranty expressly speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been accurate in all material respects as of such date).

(b) Covenants. The Purchaser shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or before the Closing Date.

(c) Authorizations. The Seller shall have received from the Purchaser written evidence that the execution, delivery and performance of the Purchaser’s obligations under this Agreement have been duly and validly approved and authorized and that all necessary corporate or organizational approvals of the Purchaser have been obtained.

(d) No Litigation. No judgment, writ or order of any Governmental Entity or other legal restraint or prohibition shall be in effect, and no Legal Proceeding shall be pending or threatened that in any case would (i) prevent the Contemplated Transactions, or (ii) cause the Contemplated Transactions to be rescinded.

(e) Government Approvals. All consents, waivers and approvals of any Governmental Entity required to be obtained before consummation of the Contemplated Transactions shall have been obtained.

(f) Other Transaction Agreements and Related Instruments. The Purchaser shall have executed and delivered the Transaction Agreements to which it is party and, assuming due execution and delivery by the applicable members of the Seller Parties of each such agreement, such other Transaction Agreements shall be in full force and effect. In addition, the Purchaser shall have executed and delivered to the Seller the applicable Acquired Assets Transfer Documents.

(g) Officer’s Certificate. The Purchaser shall have delivered to the Seller a certificate signed by an officer of the Purchaser to the effect that each of the conditions specified in this Agreement (insofar as Section 6.1(d) relates to Legal Proceedings involving the Purchaser) is satisfied in all respects.

(h) Employee Matters. The Purchaser shall have made the offers of employment to each of the Active Employees or shall have informed the Active Employees both in compliance with Section 10.1(c).

6.2 Conditions to the Purchaser’s Obligations. The obligations of the Purchaser to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the Closing of each of the following conditions (any one or more of which may be waived by the Purchaser, but only in a writing signed by the Purchaser):

(a) Accuracy of Representations and Warranties.

(i) The representations and warranties of the Seller Parties in Article 2 shall be accurate in all respects as of the Closing (except to the extent any such representation or warranty expressly speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date) (it being understood for purposes of determining the accuracy of the representations or warranties, such representations and warranties shall be read without reference to materiality or knowledge qualifications and any update of or modification to the Disclosure Schedules made or purported to be made on or after the date of this Agreement shall be disregarded, other than any updates to reflect changes in the Business after the date of this Agreement in the Ordinary Course), except that, notwithstanding the foregoing, any inaccuracies in such representations and warranties shall be disregarded for purposes of this Section 6.2(a) if such inaccuracies, considered collectively, do not have a Material Adverse Effect as of the Closing Date.

(ii) The representations and warranties of the Seller in Article 3 shall be accurate in all respects as of the Closing (except to the extent any such representation or warranty expressly speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date) (it being understood for purposes of determining the accuracy of the representations or warranties, such representations and warranties shall be read without reference to materiality or knowledge qualifications and any update of or modification to the Disclosure Schedules made or purported to be made on or after the date of this Agreement shall be disregarded, other than any updates to reflect changes in the Business after the date of this Agreement in the Ordinary Course), except that, notwithstanding the foregoing, any inaccuracies in such representations and warranties shall be disregarded for purposes of this Section 6.2(a) if such inaccuracies, considered collectively, do not have a Material Adverse Effect as of the Closing Date.

(b) Covenants. The Seller Parties shall have performed or complied in all respects with their agreements and covenants required to be performed or complied with under this Agreement as of or before the Closing Date, except that any failure to perform or comply with such agreements or covenants shall be disregarded for purposes of this Section 6.2(b) if such failures, considered collectively, do not have a Material Adverse Effect as of the Closing Date.

(c) Authorizations. The Purchaser shall have received from the Seller Parties written evidence that the execution, delivery and performance of their obligations under this Agreement have been duly and validly approved and authorized and that all necessary corporate or organizational approvals of the Seller Parties have been obtained, including without limitation written evidence that each of GHC, SEA and Müller has taken all necessary corporate or other actions and has become a party to this Agreement pursuant to Section 5.8.

(d) No Litigation. No judgment, writ or order of any Governmental Entity or other legal restraint or prohibition shall be in effect, and no Legal Proceeding shall be pending or threatened, that in any case would (i) prevent the Contemplated Transactions, or (ii) cause the Contemplated Transactions to be rescinded.

(e) Government Approvals. All consents, waivers and approvals of any Governmental Entity required to be obtained before consummation of the Contemplated Transactions shall have been obtained.

(f) Payoff Letters. The Seller Parties shall have delivered, or caused to be delivered, payoff letters from creditors of the Seller Parties terminating all liens or encumbrances on any of the Acquired Assets (the “Payoff Letters”).

(g) Release of Encumbrances. The Seller Parties shall have delivered, or caused to be delivered, such documents as are necessary to terminate and release all Encumbrances in the Acquired Assets (other than Permitted Encumbrances).

(h) Consents. The Seller Parties shall have delivered, or caused to be delivered, the consents or approvals set forth on Section 6.2(h) of the Disclosure Schedules attached hereto of such parties identified by the Purchaser to be required with respect to certain Material Contracts and the Licenses and Permits in connection with the consummation of the Contemplated Transactions.

(i) Inventory. Prior to the Closing Date, the Seller Parties shall cause a complete physical inventory of the Inventory including consignment inventory at customer locations to be taken jointly by the Seller Parties and the Purchaser as of the Closing Date. The results of such inventory shall be used to determine the amount of Inventory of the Business on the Closing Date to be included in the Closing Statement.

(j) No Material Adverse Change. Since the date of this Agreement, there shall not have been any Material Adverse Change.

(k) Continuing Employees. No more than twenty percent (20%) of the Active Employees shall have indicated that they will not continue employment with the Purchaser following the Closing.

(l) Key Employment Agreements. Each of the employees of the Business listed on Section 6.2(l)(i) of the Disclosure Schedules as Level 1 Key Employees shall have entered into an employment agreement with the Purchaser and at least seven of the employees of the Business listed on Section 6.2(l)(ii) of the Disclosure Schedules as Level 2 Key Employees shall have entered into an employment agreement with the Purchaser.

(m) Opinion. An opinion of counsel to the Seller Parties addressed to the Purchaser and dated as of the Closing Date, in form and substance acceptable to the Purchaser.

(n) Other Transaction Agreements and Related Instruments. The Seller Parties shall have executed and delivered the other Transaction Agreements and, assuming due execution and delivery by the Purchaser of each such agreement to which they are parties, such Transaction Agreements shall be in full force and effect. In addition, the Seller Parties shall have executed and delivered to the Purchaser the applicable Acquired Assets Transfer Documents.

(o) Officer’s Certificate. The Seller shall have delivered to the Purchaser a certificate signed by an officer of each of the Seller Parties to the effect that each of the conditions specified in this Agreement (insofar as Section 6.2(d) relates to Legal Proceedings involving the Seller Parties) is satisfied in all respects.

ARTICLE 7

TERMINATION OF AGREEMENT

7.1 Termination. This Agreement may be terminated at any time before the Closing:

(a) By the mutual consent of the Purchaser and the Seller;

(b) By either the Purchaser or the Seller for any reason if the Closing has not occurred by the date that is 120 days following the date of this Agreement, unless otherwise mutually agreed in writing by the parties, or such later date as the parties may agree in writing; provided, however, that such 120-day period shall be automatically be extended for an additional 50 days in the event that the Closing has not occurred solely because of the failure to obtain the approvals or clearances of the applicable Governmental Entities in the countries set forth in Schedule 5.2(b) that are necessary to satisfy Section 6.2(e); and provided further, however, that a party shall not have the right to terminate this Agreement under this provision as a result of such party’s failure to perform any of its obligations hereunder (except the failure on the part of such party to satisfy a closing condition over which such party has no control);

(c) By either the Purchaser or the Seller if any Governmental Entity has issued an order, injunction, decree or ruling or taken any other action enjoining, restraining or otherwise prohibiting the Contemplated Transactions;

(d) By the Purchaser, if, with respect to each landlord for each Leased Real Property, if neither the Purchaser or any Affiliate of the Purchaser has entered into and accepted a binding letter of intent or letter of offer, as applicable, with such landlord on market terms and conditions, unless a Seller Party has entered into a lease with such landlord on market terms and conditions which the Seller Parties may novate to the Purchaser or may transfer to the Purchaser according to Article 263 of the CO, which lease includes, in each case, a three-year extension and a three-year option to renew; provided, however, that the Purchaser’s right to terminate this Agreement pursuant to this Section 7.2(d) shall be exercisable only within 20 business days after the date of this Agreement;

(e) By the Purchaser, if the Purchaser has not entered into a contract on market terms and conditions with AGR Matthey for the supply of gold; provided, however, that the Purchaser’s right to terminate this Agreement pursuant to this Section 7.2(e) shall be exercisable only within 20 business days after the date of this Agreement; and provided, further, that the Purchaser’s right to terminate this Agreement pursuant to this Section 7.2(e) shall be exercisable beyond such 20 business day period, but in any event not to exceed an additional 20 business day period, if the Purchaser has not entered into such contract despite the Purchaser’s good faith and diligent efforts and the Purchaser diligently and in good faith continues to pursue such contract;

(f) By the Purchaser, if Material Customers provide notice to the Purchaser or the Seller of their intention to terminate or substantially reduce their purchases solely as a result of the Contemplated Transactions, which terminations or substantial reductions represent in the aggregate 15% or more of the consolidated sales of the Business (based on 2008 Fiscal Period levels); provided, however, that such intention of the Material Customers to terminate or substantially reduce their purchases is not attributable to any action or inaction of the Purchaser (provided that the Purchaser’s communication of its willingness to continue the business relationship with a Material Customer on substantially the same terms and conditions as currently existing for the 2008 Fiscal Period with the Seller Parties shall not be deemed such an action or inaction); and provided, further, that the Purchaser’s right to terminate this Agreement pursuant to this Section 7.2(f) shall be exercisable only within five (5) business days of the Purchaser’s receipt of any such notices from Material Customers; or

(g) By the Purchaser, if any Supplier provides notice to the Purchaser or the Seller of its intention to terminate or substantially reduce its business relationship with the Business (compared to 2007 Fiscal Year and 2008 Fiscal Period levels, on an average aggregate basis) solely as a result of the Contemplated Transactions; provided, however, that such intention of a Supplier to terminate or substantially reduce its business relationship is not attributable to any action or inaction of the Purchaser (provided that the Purchaser’s communication of its willingness to continue the business relationship with a Supplier on substantially the same terms and conditions as currently existing for the 2008 Fiscal Period with the Seller Parties shall not be deemed such an action or inaction); and provided, further, that the Purchaser’s right to terminate this Agreement pursuant to this Section 7.2(g) shall be exercisable only within five (5) business days of the Purchaser’s receipt of any such notices from a Supplier.

Any termination of this Agreement under this Section 7.1 shall be effected by the delivery of notice by the terminating party to the other party.

7.2 Effect of Termination. Upon termination of this Agreement pursuant to this Article 7, this Agreement and the rights and obligations of the parties under this Agreement shall automatically end without any Liability against any party or its Affiliates, except that nothing in this Section 7.2 shall relieve any party from Liability for the breach of any provisions of this Agreement before termination and further provided that the provisions of Section 5.2(a) [Confidentiality], this Section 7.2, Section 7.3 [Certain Effects of Termination], Section 11.1 [Governing Laws and Forum], Section 11.2 [Limitation on Liability] and Section 11.7 [Expenses] shall remain in force and survive any termination of this Agreement.

7.3 Certain Effects of Termination. If the Purchaser or the Seller terminates this Agreement pursuant to this Article 7, each party shall comply with the Nondisclosure Agreement, including the provisions regarding the return and/or destruction of any documents furnished to the other parties in connection with this Agreement.

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification by the Seller. If the Closing occurs, and subject to the limitations set forth in this Article 8, the Seller Parties shall, jointly and severally, during the Indemnification Period, indemnify, defend and hold harmless the Purchaser and its stockholders, directors, officers, employees, agents and Affiliates (collectively, the “Purchaser Indemnitees”) from and against any and all Damages (other than Damages with respect to Taxes, for which the provisions of Section 9.1 shall govern exclusively) incurred or suffered by the Purchaser Indemnitees to the extent arising or resulting from the following:

(a) any breach of any representation or warranty set forth in Article 2 or Article 3;

(b) any breach of any covenant of the Seller Parties set forth in this Agreement;

(c) any Retained Liability or other Liability relating to or arising out of the operation of the Business by the Seller Parties before the Closing Date other than the Assumed Liabilities; and

(d) any claim (i) arising from or in connection with the employment of the Continuing Employees or other employees of the Seller Parties before the Closing Date, or (ii) arising from participation by the Continuing Employees in any equity compensation plan or program of the Seller before the Closing Date.

8.2 Indemnification by the Purchaser. If the Closing occurs, the Purchaser shall indemnify, defend and hold harmless the Seller Parties and its stockholders, directors, officers, employees, agents and Affiliates (collectively, the “Seller Indemnitees”) from and against any and all Damages (other than Damages with respect to Taxes, for which the provisions of Section 9.1 shall govern exclusively) incurred or suffered by the Seller Indemnitees to the extent arising or resulting from the following:

(a) any breach of any representation or warranty set forth in Article 4;

(b) any breach of any covenant of the Purchaser set forth in this Agreement;

(c) any Assumed Liability;

(d) the conduct of the Business and ownership of the Acquired Assets by the Purchaser (or its assignees or transferees) following the Closing; and

(e) any claim (i) arising from or in connection with the employment of the Continuing Employees or any other employees on or after the Closing Date, including without limitation any change in the terms of employment or employment benefits or any termination of employment and subject that the basis for such claim was not constituted before the Closing Date, or (ii) from or in connection with a change in the working conditions of a Continuing Employee made or proposed to be made by the Purchaser on or after the Closing Date.

8.3 Claim Procedure.

(a) Claim Notice. A party that seeks indemnity under this Article 8 (an “Indemnified Party”) shall give written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”) promptly upon becoming aware of the matters forming the basis of such claim, whether the Damages sought arise from matters solely between the parties or from third party claims described in Section 8.3(d). The Claim Notice shall contain (i) a description and, if known, estimated amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party, and (iii) a demand for payment of those Damages.

(b) Response to Claim Notice. Within 60 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party shall either:

(i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, and the Indemnifying Party shall pay the Claimed Amount in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party; or

(ii) dispute that the Indemnified Party is entitled to receive all of the Claimed Amount (in such an event, the Response shall be referred to as an “Objection Notice”).

(c) Contested Claims. If the Indemnifying Party disputes its obligation to pay the Claimed Amount, the Indemnified Party shall submit the matter to binding arbitration as set forth below prior to the expiration of the relevant Indemnification Period set forth in Section 8.4.

(i) General. The arbitration shall be conducted in accordance with the provisions of the rules of the United Nations Commission on International Law (“UNCITRAL”) and shall be administered by the International Center for Dispute Resolutions of the American Arbitration Association as appointing authority. In the event of any conflict between such rules and this Section 8.3(c), the provisions of this Section 8.3(c) shall govern.

(ii) Appointment of Arbitrators. Each party shall select an arbitrator of its choice within twenty (20) days of the giving or receipt of notice of arbitration. The two appointed arbitrators shall, in turn, select a third presiding arbitrator. If the two appointed arbitrators shall be unable to agree upon the presiding arbitrator or if any party fails or refuses to appoint an arbitrator, the appointing authority shall have the power to make the appointment.

(iii) Place of Proceedings. The arbitration, including the rendering of the award, shall take place in New York, New York.

(iv) Award. The award of the arbitrators shall be reasoned and in writing and furnished within thirty (30) days of the last day of the hearing, and shall be final and binding upon the parties. Neither party shall appeal the award to any court. Judgment for enforcement of the award of the arbitrators may be entered in any court having jurisdiction thereof.

(v) Expenses. The costs and fees of the arbitrators and the arbitration proceedings shall be borne by the non-prevailing party.

(d) Third Party Claims.

(i) If an Indemnified Party receives notice or otherwise learns of the assertion by a person other than a Purchaser Indemnitee or Seller Indemnitee of any claim with respect to which the Indemnifying Party may be obligated to provide indemnification under this Article 8, the Indemnified Party shall give written notification to the Indemnifying Party within five days thereafter. Such notice shall be accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of the Indemnified Party) and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such suit or proceeding and the amount of the claimed damages; provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any Liability or obligation hereunder except to the extent of any Damage or Liability caused by or arising out of such failure or to the extent such delay or deficiency prejudices or otherwise adversely affects the rights of the Indemnifying Party with respect thereto. Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice to the Indemnified Party, assume control of the defense of such suit or proceeding with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party may not assume control of the defense of a suit or proceeding involving criminal liability. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall control such defense.

(ii) The party not controlling such defense (the “Non-controlling Party”) may participate therein at its own expense; provided, however, that if the Indemnifying Party assumes control of such defense and the Indemnified Party concludes, upon the written opinion of counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such suit or proceeding, the reasonable fees and expenses of counsel to the Indemnified Party shall be considered “Damages” for purposes of this Agreement. The Indemnified Party shall be entitled to participate in the defense with counsel of its own choosing at the Indemnified Party’s own cost and expense. The party controlling such defense (the “Controlling Party”) shall keep the Non-controlling Party reasonably advised of the status of such suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such suit or proceeding (including copies of any summons, complaint or other pleading that may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such suit or proceeding.

(iii) The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any such suit or proceeding without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a full, complete and unconditional release of the Indemnified Party from further Liability. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such suit or proceeding without the prior written consent of the Indemnifying Party.

8.4 Survival of Representations and Warranties and Covenants. The representations and warranties and covenants contained in this Agreement shall (i) survive the Closing and (ii) expire as follows (the period through the relevant expiration date being referred to as the “Indemnification Period” in this Agreement):

(a) the representations and warranties set forth in Section 2.13 (Environmental Matters) shall expire on the five-year anniversary of the Closing Date;

(b) the representations and warranties set forth in Section 2.1 and 3.1 (Corporate Organization), Section 2.2 and 3.2 (Authorization), and Section 2.17 (Licenses and Permits) shall survive the Closing indefinitely;

(c) other than the representations and warranties described in Section 8.4(a) and (b), the representations and warranties set forth in Articles 2, 3 and 4 shall expire on the 366th day following the Closing Date; and

(d) the Seller Parties’ covenants and the Purchaser’s covenants shall survive the Closing indefinitely unless expressly limited to a specific time period.

Notwithstanding the foregoing, claims for indemnification pursuant to this Article 8 for (i) breaches of any representations and warranties arising from fraud or intentional misrepresentation or willful breach, (ii) liability of the Seller Parties for the Retained Liabilities or (iii) liability of the Purchaser for the Assumed Liabilities, shall survive indefinitely.

If an Indemnified Party delivers to an Indemnifying Party, before expiration of the Indemnification Period, a Claim Notice that the Indemnified Party reasonably expects to incur Damages as a result of a breach of a representation and warranty set forth herein, which notice shall describe such breach and Damages in reasonable detail (an “Expected Claim Notice”), then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice; provided, however, that the Indemnified Party is actively pursuing the resolution of such matter. If the legal proceeding with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party.

8.5 Limitations.

(a) Seller’s Liability.

(i) In no event shall the Seller’s Liability or the Purchaser’s Liability under this Agreement (whether under this Article 8 or otherwise) exceed fifteen percent (15%) of the Purchase Price (the “Indemnity Cap”); provided, however, that the Indemnity Cap shall not apply to (A) any Damages arising under Section 9.1(a), (B) any intentional misrepresentation or willful breach of any matter contained herein or fraud; (C) breaches of the representations and warranties described in Sections 8.4(a) and (b); (D) any Retained Liability or Assumed Liability; or (E) breaches of any of Seller Parties’ or Purchaser’s covenants herein. With respect to breaches of the representations and warranties described in Sections 8.4(a) and (b), in no event shall the Seller’s Liability under this Agreement (whether under this Article 8 or otherwise) exceed one hundred percent (100%) of the Purchase Price.

(ii) Notwithstanding anything to the contrary in this Agreement, neither the Purchaser Indemnitees nor the Seller Indemnitees shall be entitled to assert any claims for indemnification under this Article 8 or Article 9 unless and until the aggregate Damages are in excess of $1,600,000 (the “Aggregate Basket Amount”) and, in such event, for the amount of all such Damages, subject to Section 8.5(a)(i); provided, however, that the Aggregate Basket Amount shall not apply to (A) any Damages arising under Section 9.1(a), (B) any intentional misrepresentation or willful breach of any matter contained herein or fraud; (C) any Retained Liability or Assumed Liability; or (D) breaches of any of Seller Parties’ or Purchaser’s covenants herein. Neither the Purchaser Indemnitees or Seller Indemnitees shall be entitled to assert any claims for indemnification under this Article 8 or Article 9 in an amount less than $25,000 (the “Individual Basket Amount”); provided, however, that the Individual Basket Amount shall not apply to (A) any Damages arising under Section 9.1(a); (B) any intentional misrepresentation or willful breach of any matter contained herein or fraud; (C) any Retained Liability or Assumed Liability; or (D) breaches of any of Seller Parties’ or Purchaser’s covenants herein.

(iii) The parties acknowledge that, except as expressly provided in Article 2 or Article 3, (A) the Seller Parties have not made nor are making any representations and warranties whatsoever regarding the subject matter of this Agreement, express or implied, and (B) the Purchaser is not relying and has not relied on, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

(iv) Without limiting the effect of any other limitation contained in this Article 8, for purposes hereof, no representation or warranty of the Seller Parties in Article 2 or Article 3 is deemed to be or to have been inaccurate if (I) the Purchaser (including any of the Purchaser’s Representatives) obtained actual knowledge of the inaccuracy of such representation or warranty before the Closing and (II) the Purchaser elected nonetheless to proceed with the Closing.

(v) Except as set forth in Section 8.5(a)(iv), the representations, warranties and covenants of the Seller Parties shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Purchaser (including any of the Purchaser’s Representations) or by reasons of any facts or circumstances that the Purchaser or any of the Purchaser’s Representatives should have known but did not actually know.

(b) Other Benefits. The amount of any and all Damages for which indemnification is provided pursuant to this Article 8 or Article 9 shall be net of (i) any Tax benefit or Tax Attribute (net of any associated Tax cost) to which an Indemnified Party is entitled by reason of (A) payment by such Indemnified Party of such Damages, (B) the receipt of any indemnification payment hereunder, or (C) any adjustment of any Tax item which gives rise to any Damages and (ii) the amount of any insurance proceeds, indemnification payments from third parties, contribution payments or reimbursements actually received by the Indemnified Party with respect to such Damages.

8.6 Exclusive Remedy. Except for the remedy of specific performance prior to the Closing or pursuant to Section 10.3(b) and except as otherwise provided in Article 9, the Seller and the Purchaser acknowledge and agree that, following the Closing, the indemnification provisions of Sections 8.1 and 8.2 shall, in the absence of fraud, be the sole and exclusive remedies of the Seller and the Purchaser, respectively, for any breach of the representations or warranties in this Agreement and for any failure to perform or comply with any covenants or agreements contained herein. In furtherance of, and subject to, the foregoing, each party hereto hereby waives, on behalf of itself and, as applicable, the Purchaser Indemnitees or the Seller Indemnitees, from and after the Closing, any and all rights, claims and causes of action it may have against the Indemnifying Parties arising under or based upon any applicable law (including Environmental laws) or otherwise (except pursuant to the indemnification provisions set forth in this Article 8).

8.7 Additional Indemnification Provisions. In any case where an Indemnified Party recovers from a third person any amount in respect of a matter for which an Indemnifying Party has previously indemnified it pursuant to this Article 8, the Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter. Upon payment in full of any such amounts recovered, the Indemnifying Party shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any person (other than an Indemnified Party) with respect to the subject matter of such claim. Any Indemnified Party shall assign or otherwise reasonably cooperate with the Indemnifying Party to pursue any claims against, or otherwise recover amounts from, any person liable or responsible for any Damages for which indemnification has been received pursuant to this Agreement. The obligations of the Seller to indemnify and hold harmless any Purchaser Indemnitees under this Article 8 shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 8.4. No Purchaser Indemnitee shall have the right to assert any claim for indemnification against the Seller unless such claim has been made with reasonable specificity pursuant to Section 8.3 within the time periods provided in Section 8.4. The obligations of the Purchaser to indemnify and hold harmless any Seller Indemnitees under this Article 8 shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 8.4. No Seller Indemnitee shall have the right to assert any claim for indemnification against the Purchaser unless such claim has been made with reasonable specificity pursuant to Section 8.3 within the time periods provided in Section 8.4.

8.8 Mitigation. Each of the parties shall take all reasonable steps to mitigate their respective actual damages upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any actual Damages that are indemnifiable hereunder.

8.9 Characterization of Payments. Except as otherwise required by applicable law, the parties shall treat any indemnification payment made under this Agreement as an adjustment to the Purchase Price.

8.10 Exercise of Remedies by Purchaser Indemnitees Other than the Purchaser. No Purchaser Indemnitee (other than the Purchaser or any successor or assignee of the Purchaser) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless the Purchaser (or any successor or assignee of the Purchaser) consents to the assertion of the indemnification claim or the exercise of the other remedy. No Purchaser Indemnitee is entitled to assert any indemnification claim or exercise any other remedy under this Agreement against any Affiliate of the Seller Parties.

ARTICLE 9

CERTAIN TAX MATTERS

9.1 Liability and Indemnification for Taxes.

(a) The Seller shall indemnify the Purchaser against all Damages for Taxes assessed against the Purchaser with respect to the Business that are attributable to the Pre-Closing Tax Period.

(b) The Purchaser shall indemnify the Seller Parties and any of their Affiliates against all Damages for Taxes assessed against the Seller Parties that are attributable to the Purchaser’s conduct of the Business during any Post-Closing Tax Period.

(c) With respect to any Straddle Period, any Damages for Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period by closing the books at the end of the Closing Date, except that Tax items of a periodic nature, such as property taxes or depreciation allowances calculated on an annual basis, shall be allocated by apportioning a pro-rata portion of such Taxes to each day in the relevant Straddle Period.

(d) The Purchase Price shall be exclusive of any goods and services tax, sales, use, value-added, transfer or similar Taxes (collectively, “GST”). The parties shall use their respective Best Efforts to satisfy the requirements of the Singapore tax authorities so that the supply or transfer of the Acquired Assets is regarded as a transfer of a business as a going concern for purposes of the Goods and Services Tax Act (Cap 117A) (the “GST Act”), including without limitation each Party ensuring that it is a registered taxable person for purposes of the GST Act and the Purchaser providing written confirmations as required by any of the Seller Parties. The parties shall use their respective Best Efforts to satisfy any similar requirement of the Swiss tax authorities so that the supply or transfer of the Acquired Assets is regarded as a transfer of a business as a going concern for purposes of Swiss GST law. Following the Closing Date, the Purchaser shall conduct the Business as a going concern and the Acquired Assets will be used for the purposes of the Business. In the event that it is determined that any GST is payable for the supply or transfer of the Acquired Assets, the relevant Seller Parties shall immediately issue a valid tax invoice for GST purposes to the Purchaser, and after receipt of the valid tax invoice for GST purposes the Purchaser shall promptly pay to the Seller an amount equal to such GST.

(e) The Purchaser shall be responsible for paying any stamp duty or stamp tax required in connection with the transfer of the Acquired Assets.

9.2 Apportionment and Allocation of Purchase Price. The total consideration provided by the Purchaser, including the Purchase Price and the aggregate amount of Assumed Liabilities, shall be apportioned among the Seller Parties and Purchaser parties in accordance with Schedule 9.2 (a), and shall be allocated among the Acquired Assets in accordance with Schedule 9.2 (b). For all tax and accounting purposes, each party to the transactions under this Agreement shall report the effects of such transactions consistently with such allocation.

9.3 Cooperation. Each of the Seller Parties and the Purchaser shall:

(a) Provide assistance to the other party as reasonably requested in preparing and filing Tax Returns, including filing the necessary documents in connection with the transfer of assets (reporting procedures), responding to Tax Contests and recovering any GST;

(b) Make available to the other party as reasonably requested all information, records and documents relating to Taxes concerning the Business; and

(c) Retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Returns, for any audit, examination or proceeding relating to Taxes. Such books and records shall be retained until the expiration of the applicable statute of limitations (including extensions thereof).

ARTICLE 10

OTHER AGREEMENTS

10.1 Employee Benefits.

(a) Except as otherwise provided in this Agreement, the Seller shall be responsible for all obligations owed to the employees of the Business who are employed by the Seller Parties as of the date hereof (the “Active Employees”) for all periods through the close of business on the Closing Date, including all wages and other remuneration due to all Active Employees with respect to their services as employees of the Seller Parties as of and through the close of business on the Closing Date, including all vacation pay and severance pay, if any, earned and payable through the Closing Date.

(b) The Purchaser shall not assume, honor or accept any Employee Benefit Plan. For all employees being transferred under article 333 CO, the Purchaser will provide an employment benefit plan in accordance with their employment agreements. The Seller shall be solely liable and responsible for satisfying all obligations (whether arising under federal, state or local law, or pursuant to contract or otherwise) that may arise or that may have arisen on or before the Closing Date in connection with (i) the employment by the Seller Parties of their respective employees (or the termination thereof), (ii) the engagement of consultants, agents or other non-employee service providers, (iii) the creation, funding or operation of any of the Seller Parties’ respective Employee Benefit Plans that cover any of the Seller Parties’

respective employees, consultants, agents or non-employee service providers, or (iv) the transactions described in this Agreement, including but not limited to compliance with the health care continuation requirements under ERISA and the Code for current or former employees of the Seller Parties (or their eligible dependents). At or prior to Closing, the Seller Parties agree to pay to their employees amounts owing to such employees for the pro-rata portion, if any, of amounts payable under any incentive program for the portion of the current fiscal year ending on the Closing Date.

(c) The Purchaser shall offer to employ each of the Active Employees listed on Section 10.1(c) of the Disclosure Schedules (each, upon acceptance of such offer, a “Continuing Employee”) either, in relation to employees covered under the Employment Act of Singapore (the “EA”), by way of transfer under Section 18A of the EA, or pursuant to a new employment agreement, effective as of the close of business on the Closing Date, at such employee’s salary, annual leave and other terms and conditions substantially comparable in the aggregate to those provided to such employee by the Seller as of the Closing Date, including credit for prior years of service and applicable severance benefits; provided, however, that the Purchaser shall interview the Level 1 Key Employees and Level 2 Key Employees within 15 business days after the date of this Agreement, which interviews shall include a discussion of the terms of employment with the Purchaser, and shall make offers to such employees within 25 business days after the date of this Agreement. The Seller Parties shall inform Active Employees covered by the CO according to article 333 et seq. CO, and such Active Employees who do not reject the transfer of their working contract within allowed time shall become Continuing Employees (because their employment agreement will be transferred at their terms and conditions by operation of law in accordance with article 333 CO) and the employment relationships with respect to the Continuing Employees are transferred to the Purchaser including all rights and obligations as of the date of the transfer and, as between Seller and Purchaser, the Purchaser shall be responsible for all obligations owed to the Continuing Employees arising after the Closing Date (close of business).

(d) The Purchaser shall have the right to offer to employ each of the employees listed on Section 10.1(d) of the Disclosure Schedules. If such employees do not accept such offers of employment on or prior to the Closing Date, the Seller shall provide to the Purchaser the services previously provided by such employees to the Seller, at the Purchaser’s sole cost and expense, for a period of up to twelve months following the Closing Date.

(e) If, at any time within 12 months of the Closing Date, the Purchaser makes an offer of employment to, and it is accepted by, any Active Employee who is not a Continuing Employee, the Purchaser shall promptly reimburse the Seller for any and all severance or termination payments that the Seller made to such employee as a result of the action taken in contemplation of this Agreement.

10.2 Seller’s Information. In no event shall the Purchaser or any Affiliate of the Purchaser involved in the operation of the Business hold itself out as the Seller or any Affiliate of the Seller after the Closing Date; provided, however, that nothing in this Section 10.2 shall restrict the Purchaser’s use of the names “Müller Feindraht AG,” “American Fine Wire” or any derivations thereof. In addition, the Purchaser shall, within three (3) months of the Closing Date, re-label, at the Purchaser’s sole expense, or discard all marketing documentation acquired pursuant to Section 1.1(a)(i) bearing the name “Kulicke and Soffa,” “K&S” or any derivation thereof.

10.3 Certain Covenants.

(a) Nonsolicitation.

(i) Unless otherwise agreed to in writing by the Seller or as otherwise permitted in the Sales Representative Agreement, for a period commencing on the Closing Date and ending on the second anniversary of the Closing Date (the “Nonsolicitation Period”), the Purchaser shall not, directly or indirectly, for itself or on behalf of or in conjunction with any other person nor shall it permit any of its subsidiaries, Affiliates or Representatives to, directly or indirectly, call upon any person who is, at the time the person is called upon, an employee of the Seller Parties or any Affiliate of the Seller Parties, for the purpose or with the intent of soliciting such employee away from or out of the employ of the Seller, or employ or offer employment to any person who was or is employed by the Seller unless such person shall have ceased to be employed by the Seller for a period of at least six months.

(ii) Unless otherwise agreed to in writing by the Purchaser or as otherwise permitted in the Sales Representative Agreement, during the Nonsolicitation Period, the Seller shall not, directly or indirectly, for itself or on behalf of or in conjunction with any other person, nor shall it permit any of its subsidiaries, Affiliates or Representatives to, directly or indirectly, call upon any Continuing Employee or any person who is, at the time the person is called upon, an employee of the Purchaser for the purpose or with the intent of soliciting such employee away from or out of the employ of the Purchaser, or employ or offer employment to any person who was or is employed by the Purchaser unless such person shall have ceased to be employed by the Purchaser for a period of at least six months.

(iii) This Section 10.3 shall not be deemed to prohibit the Purchaser or the Seller from engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not targeted towards current employees of the Seller (in the case of the Purchaser ) or the Purchaser (in the case of the Seller).

(iv) For purposes of this Section 10.3, references to the “Seller” or the “Seller Parties” includes the Seller and the Seller Parties, as the case may be, and each of its subsidiaries, and references to the “Purchaser” include each subsidiary of the Purchaser.

(b) Noncompetition.

(i) For a period of five years after the Closing, the Seller shall not, and shall cause its Affiliates to not, engage, directly or indirectly, whether as an officer, director, employee, consultant, owner, member, manager, partner, shareholder, advisor, consultant or otherwise in any business that competes anywhere in the world with the Business as conducted on the Closing Date, including, without limitation, manufacturing or distributing any products in competition with the Business (the “Restricted Business”); provided, however, that the foregoing shall not limit or otherwise restrict (i) any activities expressly permitted under the Joint Development and Engineering Services Agreement, the Sales Representative Agreement or the Transition Services Agreement, or (ii) any acquisition of the Seller or any of its Affiliates by any person, including by means of a business combination, merger, consolidation, issuance of securities, acquisition of securities, tender offer, exchange offer or otherwise, in which a person or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership or voting power of securities representing more than 50% of the outstanding securities of any class of voting securities of the Seller or its Affiliates or in which such transaction constitutes or accounts for 50% or more of the consolidated net revenues, net income or assets of such acquiring person.

(ii) In addition to the foregoing, for a period of five years after the Closing, the Seller shall not, and shall cause its Affiliates to not, acquire (whether by acquisition of assets, merger or otherwise) any Business Entity for whom revenues from the Restricted Business represented an amount greater than 5% of such entity’s aggregate revenues during such entity’s last fiscal year, or is reasonably projected to represent an amount greater than 5% of such entity’s aggregate projected revenues during such entity’s next fiscal year (a “Relevant Acquisition”); provided, however, that the Seller or its Affiliates may make a Relevant Acquisition if within nine months of the consummation of such Relevant Acquisition, the Seller or its Affiliate has disposed of (or ceased operating) that portion of the Business Entity conducting the Restricted Business.

(iii) If any provision contained in this Section 10.3(b) shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 10.3(b), but this Section 10.3(b) shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time that is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Section 10.3(b) to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law. The Seller and the Purchaser acknowledge that the other could be irreparably harmed by any breach of this Section 10.3(b) and that there would be no adequate remedy at law or in damages to compensate the Purchaser or the Seller, as applicable, for any such breach. The Seller or the Purchaser, as applicable, agrees that the Purchaser shall be entitled to seek injunctive relief requiring specific performance by the other party of this Section 10.3(b).

10.4 Wrong Pocket.

(a) If the Seller Parties receive any payment (i) in respect of any Accounts Receivable included in the Acquired Assets or (ii) for any product or service sold by or on behalf of Purchaser after the Closing, the Seller Parties shall promptly remit such funds to the Purchaser.

(b) If the Purchaser receives any payment for any product or service sold by or on behalf of the Seller Parties after the Closing, the Purchaser shall promptly remit such funds to the Seller.

(c) In furtherance of the foregoing, if any party receives a payment from a third party that, pursuant to the terms hereof, should have been paid to the other party hereto, the party who receives the payment agrees to hold in trust and promptly remit such payment to the party entitled thereto. If either party receives a payment from a customer that cannot be identified to a specific invoice or obligation, the recipient shall, if reasonable under the circumstances, inquire of the customer as to the intended application thereof and, lacking a response, the payment shall be applied to the oldest outstanding undisputed invoice relating to the payor.

10.5 Accounts Receivable.

(a) The Purchaser shall use its Best Efforts to collect the Accounts Receivable included in the Acquired Assets for the 120 calendar day period immediately following the Closing Date (“Accounts Receivable Collection Period”). Within ten (10) business days following the end of the Accounts Receivable Collection Period, the Purchaser shall prepare, or cause to be prepared, and deliver to the Seller a report (the “Accounts Receivable Report”) setting forth the amount of such Accounts Receivable that has not been collected by the Purchaser by the end of the Accounts Receivable Collection Period, net of the reserves that have been provided for Accounts Receivable in the Closing Statement (the “Uncollected Accounts Receivable”).

(b) The Seller shall have ten (10) business days from the receipt of the Accounts Receivable Report to review the same (the “Accounts Receivable Review Period”). For the purpose of such review, the Purchaser shall afford the Seller or its accountants and Representatives the right to inspect the Purchaser’s records related to the Accounts Receivable. In the event the Seller disputes the Uncollected Accounts Receivable, the Seller shall provide written notice to the Purchaser within the Accounts Receivable Review Period, setting forth the basis of such dispute (the “Accounts Receivable Dispute Notice”). If the Seller and the Purchaser cannot resolve such dispute, if any, within five (5) business days after the end of the Accounts Receivable Review Period, such dispute shall be resolved pursuant to Section 1.4(d). If the Seller does not give the Purchaser the Accounts Receivable Dispute Notice within ten (10) business days of receipt of the Accounts Receivable Report, then the Accounts Receivable Report and the Uncollected Accounts Receivable shall be final for all purposes.

(c) Within fifteen (15) business days after delivery of the Accounts Receivables Report or, in the event of a dispute, within five (5) business days after the resolution of the dispute by mutual agreement of the Seller and the Purchaser or the determination of the Independent Accounting Firm, as applicable, the Purchaser shall transfer the Uncollected Accounts Receivable to the Seller and the Seller shall transfer to the Purchaser, by wire transfer of immediately available funds, an amount equal to the amount of such Uncollected Accounts Receivable, net of reserves that have been provided for Accounts Receivable in the Closing Statement, together with interest thereon from the Closing Date to the date of the payment at the three-month London Interbank Offered Rate (LIBOR) as reported on the Closing Date in The Wall Street Journal. If any Accounts Receivable that are transferred to the Seller are subsequently collected by the Purchaser, the Purchaser shall promptly remit such amounts to the Seller.

10.6 Name Change. After the Closing Date, the Seller Parties shall refrain from using the names “Müller Feindraht AG” and the “American Fine Wire” and, within ten (10) business days after the Closing Date, Müller shall take all necessary corporate action to effect a change of its corporate name to a name other than “Müller Feindraht AG” or any derivation thereof.

10.7 Redirection of Email, Website and Documents. Following the Closing Date, the Seller Parties and the Purchaser shall cooperate and use commercially reasonable efforts to redirect to (i) the Purchaser all email correspondence, website traffic, contracts, production orders and other similar items that the Seller Parties receive related to the Business (ii) the Seller Parties all email correspondence, website traffic, contracts, production orders and other similar items that the Purchaser receives that are not related to the Business.

ARTICLE 11

MISCELLANEOUS

11.1 Governing Laws and Forum. Except as expressly provided in this Agreement (including Article 8, Article 9 and any exhibit or schedule to this Agreement), the internal laws of the State of New York (without reference to its principles of conflicts of law), and federal laws to the extent applicable, shall govern the construction, interpretation and other matters arising out of or in connection with this Agreement and its exhibits and schedules (whether arising in contract, tort, equity or otherwise). With respect to any action or other Legal Proceeding arising out of or in connection with this Agreement (whether arising in contract, tort, equity or otherwise) other than pursuant to Article 8 or Article 9, the parties irrevocably (a) consent and submit to binding arbitration under the UNCITRAL rules, with such arbitration, including the rendering of the award, to take place in New York, New York (except to the extent Section 1.4(d) or another provision of this Agreement specifies a different forum or procedure for a particular matter), and (b) waive any objection to that choice of forum based on venue or to the effect that the forum is not convenient. The decision of the arbitrator shall be delivered in English and in writing and shall explain the basis therefor. Such decision shall be based solely on the terms and conditions of this Agreement, shall constitute a conclusive determination of the issue in question, binding on the parties, and shall not be contested by any party. Such decision may be used in a court of law only for the purpose of seeking enforcement of the arbitrator’s award.

11.2 Limitation on Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES, OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT.

11.3 Binding Effect and Assignment. This Agreement binds and benefits the parties and their respective successors and assignees. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that (A) the Purchaser may (i) assign any or all of it rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to (1) perform its obligations hereunder (in any or all of which cases the Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder) or (2) receive specific assets to be acquired hereunder; provided, further, that the Purchaser remains responsible for the performance of all of its obligations under this Agreement.

11.4 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

11.5 Entire Agreement. This Agreement, together with the other Transaction Agreements and all of the exhibits and schedules appended hereto and thereto, constitutes the final agreement between the parties, and is the complete and exclusive statement of the parties’ agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are superseded by this Agreement.

11.6 Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

11.7 Expenses. Except to the extent specified otherwise in this Agreement, each party shall pay its own professional fees and other expenses incurred by it in connection with this Agreement and the Contemplated Transactions.

11.8 Amendment. The parties may amend this Agreement only by a written agreement signed by the Seller and the Purchaser to be bound by the amendment and that identifies itself as an amendment to this Agreement.

11.9 Waiver. The parties may waive a provision of this Agreement only by a writing signed by the party intended to be bound by the waiver. A party is not prevented from enforcing any right, remedy or condition in the party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

11.10 Notices. Each party giving any notice required or permitted under this Agreement shall give the notice in writing, and use one of the following methods of delivery to the party to be notified, at the address set forth below or another address of which the sending party has been notified in accordance with this Section 11.10: (a) personal delivery; (b) facsimile or telecopy transmission with a reasonable method of confirming transmission; (c) commercial overnight courier with a reasonable method of confirming delivery; or (d) pre-paid, United States of America certified or registered mail, return receipt requested. Notice to a party is effective for purposes of this Agreement only if given as provided in this Section 11.10 and if the intended addressee has actually received the notice.

If to the Seller Parties:	Kulicke and Soffa Industries, Inc. 1005 Virginia Drive Ft. Washington, PA 19034 Facsimile: (215) 784-6483 Attention: General Counsel

With a copy to (which shall not constitute notice):	Drinker Biddle & Reath LLP 105 College Road East Princeton, NJ 08542-0627 Facsimile: (609) 799-7000 Attention: John E. Stoddard III

If to the Purchaser:	Heraeus Holding GmbH Heraeusstr. 12 - 14 63450 Hanau, Germany Facsimile: 0049 6181 35 4174 Attention: Head of Gesellschaftsrecht/Konzernstruktur

With a copy to (which shall not constitute notice):	McDermott Will Emery, Boston 28 State Street Boston, MA 02109 Facsimile: (617) 535-3800 Attention: Christopher Donovan

11.11 Construction of Agreement.

(a) In the negotiation of this Agreement, each party has received advice from its own attorney. This Agreement is not to be construed for or against any party based on which party drafted any of the provisions of this Agreement.

(b) The captions, titles and headings, and table of contents, included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation.

(c) This Agreement does not, and is not intended to, confer any rights or remedies in favor of any person other than the parties signing this Agreement, except as may be specifically set forth in other provisions of this Agreement.

(d) The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.

(e) Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless some other currency is expressly stated in that reference.

(f) Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.

(g) Any reference in any Transaction Agreement to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules of the Transaction Agreement in which such words are used, unless otherwise specified.

(h) Any provisions in the Transaction Agreements shall apply, when appropriate, to successive events and transactions.

11.12 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the parties. This Agreement does not authorize any party (a) to bind or commit, or to act as an agent, employee or legal representative of, another party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another party. The parties are independent contractors with respect to each other under this Agreement. Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.12.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

PURCHASER W.C. HERAEUS GMBH		SELLER KULICKE AND SOFFA INDUSTRIES, INC.

By:	/s/ Peter Koehler	By:	/s/ C. Scott Kulicke
Name:	Peter Koehler	Name:	C. Scott Kulicke
Title:	Managing Director	Title:	Chief Executive Officer

By:	/s/ Roland Gerner
Name:	Roland Gerner
Title:	Managing Director

EXHIBIT A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Accounts Receivable” means all accounts receivable, billed or unbilled, notes receivable, negotiable instruments and chattel paper, but excluding all inter-company accounts receivable and notes receivable.

“Accounts Receivable Collection Period” has the meaning set forth in Section 10.5(a).

“Accounts Receivable Dispute Notice” has the meaning set forth in Section 10.5(b).

“Accounts Receivable Report” has the meaning set forth in Section 10.5(a).

“Accounts Receivable Review Period” has the meaning set forth in Section 10.5(b).

“Acquired Assets” has the meaning set forth in Section 1.1(a).

“Acquired Assets Transfer Documents” means any documents or instruments required under applicable law to effect the transfer of the Acquired Assets to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser, including bills of sale, assignment agreements and assumption agreements.

“Active Employees” has the meaning set forth in Section 10.1(a).

“Affiliate” means (a) in the case of an individual, the members of the immediate family (including parents, siblings and children) of (i) the individual, (ii) the individual’s spouse, and (iii) any Business Entity that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a person that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with the Business Entity.

“Agreement” has the meaning set forth in the introductory paragraph.

“Asset List” has the meaning set forth in Section 2.4(a)(i).

“Assumed Contracts” has the meaning set forth in Section 1.1(a)(v).

“Assumed Liabilities” has the meaning set forth in Section 1.1(c).

“Best Efforts” means the efforts that a prudent person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as is reasonable; provided, however, that an obligation to use Best Efforts under this Agreement does not require the person subject to that obligation to take actions that would involve commencement of legal proceedings against a third person or result in a Material Adverse Change or a significant diminution of the benefits to such person of the Contemplated Transactions.

“Books and Records” means the books and records (or copies thereof) of the Seller Parties to the extent relating to the Business and the Acquired Assets, including Included Material Contract files (which may be in electronic form), warranty information (including with respect to component parts), insurance records, maintenance and repair history for the Acquired Assets (which may be in electronic form), sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records. For the avoidance of doubt, the Books and Records shall exclude any and all income tax returns of the Seller Parties and its Affiliates.

“Business” has the meaning set forth in the recitals following the introductory paragraph.

“business day” means any day other than Saturday, Sunday or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to be closed either under applicable law or action of any Governmental Entity.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“BVG” shall mean the Swiss act on the corporate retirement arrangements (Bundesgesetz vom 25. Juni 1982 über die berufliche Alters-, Hinterlassenen- und Invalidenvorsorge (BVG))

“Certified Statement” has the meaning set forth in Section 1.4(d).

“Claimed Amount” has the meaning set forth in Section 8.3(a).

“Claim Notice” has the meaning set forth in Section 8.3(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Statement” has the meaning set forth in Section 1.4(c).

“CO” means the Swiss Code of Obligations (Bundesgesetz vom 30. März 1911 betreffend die Ergänzung des Schweizerischen Zivilgesetzbuches (Fünfter Teil: Obligationenrecht)

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean the Employees’ Agreement of 2003 of Kulicke & Soffa (S.E.A.) Pte. Ltd.

“Contemplated Transactions” has the meaning set forth in Section 1.2.

“Continuing Employee” has the meaning set forth in Section 10.1(c).

“Controlling Party” has the meaning set forth in Section 8.3(d)(ii).

“Damages” includes any Liabilities (including any Liabilities for Taxes), damages, settlements, judgments, awards, penalties, fines, costs or expenses (including reasonable legal, expert and consultant fees and expenses) but excluding (i) any special, indirect, consequential, exemplary and punitive Damages and also excluding any Damages associated with any lost profits or lost opportunities, and (ii) any legal fees incurred in connection with the dispute resolution process described in Section 8.3(c).

“Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 2.

“EA” has the meaning set forth in Section 10.1(b).

“Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, program, policy, agreement or arrangement involving direct or indirect compensation or benefits, including, without limitation, insurance coverage, severance benefits, change of control, retention, performance, holiday pay, vacation pay, paid time off, fringe benefit, disability benefits, pension, retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, that any Seller Party maintains, or to which any Seller Party contributes, or under which any Seller Party has or may have any Liability. With respect to employees employed in Switzerland “Employee Benefit Plan” shall mean any corporate pension plan according to the BVG or any mandatory or non-mandatory insurances or contractual agreements regarding any payments or fringe benefits in addition to the salary.

“Encumbrances” means any security interests, liens, pledges, escrows, options, rights of first refusal, mortgages, charges, indentures, deed of trust, right of way, restrictions on the use of real property, security agreements, easements, encroachments, or similar encumbrances, restrictions or limitations on the use of real or personal property, whether written or oral and whether or not relating in any way to credit or the borrowing of money.

“Environmental law” means any law of any Governmental Entity relating to the environment or public health and safety, including any statute, regulation or order pertaining to any of the following: (i) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of toxic or hazardous substances, or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species; (vi) storage tanks, vessels and containers; (vii) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles; (viii) public health and safety; and (ix) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste. As used above, the terms “release” and “environment” has the meaning set forth in the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Environmental Permits” means all Permits required of the Seller Parties under Environmental laws to conduct or occupy the Business, properties or facilities, as conducted or occupied on or before the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“Estimated Working Capital” has the meaning set forth in Section 1.4(a).

“Excluded Assets” has the meaning set forth in Section 1.1(b).

“Expected Claim Notice” has the meaning set forth in Section 8.4.

“Financial Statements” has the meaning set forth in Section 2.4(a).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“GHC” has the meaning set forth in the recitals following the introductory paragraph.

“Governmental Entity” means any of the following: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“GST” has the meaning set forth in Section 9.1(e).

“Included Material Contracts” has the meaning set forth in Section 2.9.

“Indemnification Period” has the meaning set forth in Section 8.4.

“Indemnified Party” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.3(a).

“Indemnity Cap” has the meaning set forth in Section 8.5(a)(i).

“Independent Accounting Firm” has the meaning set forth in Section 1.4(d).

“Individual Basket Amount” has the meaning set forth in Section 8.5(a)(ii).

“Intellectual Property” means, with respect to the Business, all of the following anywhere in the world and all legal rights, title, or interest in the following arising under the laws of any Governmental Entity or international treaty regime, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals:

(i)	all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part, all industrial designs, industrial models, utility models, certificates of invention and other indices of invention ownership, and any related registrations and applications;

(ii)	all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights;

(iii)	all mask works, mask work registrations and mask work applications, and all other rights relating to semiconductor design and topography;

(iv)	all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing;

(v)	all inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, invention notebooks, file histories, know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, and customer, distributor, reseller and supplier lists and information, correspondence, records and other documentation, and other proprietary information of every kind;

(vii)	all computer software, including all source code, object or executable code, firmware, software compilations, software implementations of algorithms, software tool sets, compilers, software models and methodologies, development tools, files, records, technical drawings and data relating to the foregoing;

(viii)	all databases and data collections and all rights in the same;

(ix)	all rights of paternity, integrity, disclosure and withdrawal, and any other rights that may be known or referred to as “moral rights,” in any of the foregoing;

(x)	any rights analogous to those set forth in the preceding clauses and any other proprietary rights relating to intangible property;

(xi)	all tangible embodiments of any of the foregoing, in any form and in any media, in the possession of the person (or other persons engaged or retained by the person);

(xii)	all versions, releases, upgrades, derivatives, enhancements and improvements of any of the foregoing; and

(xiii)	all statutory, contractual and other claims, demands and causes of action for royalties, fees or other income from, or infringement, misappropriation or violation of, any of the foregoing, and all of the proceeds from the foregoing that are accrued and unpaid as of, or accruing after, the date of this Agreement.

“Inventory” means all inventory, as determined in accordance with GAAP, including precious metals, raw materials, work in process, finished goods, service parts and spare parts, and production, maintenance and office supplies.

“Joint Development and Engineering Services Agreement” means that certain Joint Development and Engineering Services Agreement to be entered into at the Closing by and between the Seller and the Purchaser, substantially in the form of Exhibit D.

“knowledge” means, with respect to a Seller Party, the actual knowledge of the employees listed on Schedule A-6, as well as the constructive knowledge of any facts or events which such employees could reasonably have discovered or otherwise become aware of in the course of conducting an inquiry of the employees of such Seller Party who, in the course of performing the duties of such employment may reasonably be expected to have actual awareness of such fact or other matter.

“law” means any foreign, federal, state or local statute, ordinance, regulation, rule, code, treaty, common law or other form of law.

“Lease” means any real property lease or any lease or rental agreement, license, right to use or installment and conditional sale agreement to which any member of the Seller Parties is a party to the extent related to the Business.

“Leased Real Property” has the meaning set forth in Section 2.15.

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Licenses and Permits” has the meaning set forth in Section 2.16.

“Material Adverse Change” means a change that would have a Material Adverse Effect.

“Material Adverse Effect” means with respect to any violation or other matter (i) any violation or other matter that would have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or on the ability of Purchaser to consummate the

Contemplated Transactions, (ii) any violation or other matter would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement or on the ability of the Seller to consummate the Contemplated Transactions, (iii) any violation or other matter that either individually or in the aggregate with all other circumstances, changes or effects, has a material adverse effect on the business, assets, financial condition, results or operations of the Business, taken as a whole, or (iv) any violation or other matter that either individually or in the aggregate with all other circumstances, changes or effects, has a material adverse effect on the Business, but excluding (t) the termination or substantial reduction by customers of purchases, or notice of intention with respect thereto, which terminations and reductions represent an amount equal to less than 15% of the aggregate sales of the Business (compared to the 2008 Fiscal Period levels), (u) natural disasters, acts of war, sabotage, terrorism, hostilities, military action or any escalation or worsening thereof, (v) effects or changes that are generally applicable to the semiconductor industry, (w) changes in the United States or world financial markets or general economic conditions (including without limitation changes in the price of gold or other commodities), (x) changes in laws, GAAP or in any interpretation thereof, (y) any actions or failures to act by the Purchaser or its Affiliates, or (z) effects directly or primarily arising out of the execution or delivery of this Agreement, the consummation of the Contemplated Transactions or the public announcement thereof.

“Material Contract” has the meaning set forth in Section 2.9.

“Müller” has the meaning set forth in the recitals following the introductory paragraph.

“Non-controlling Party” has the meaning set forth in Section 8.3(d)(ii).

“Nondisclosure Agreement” has the meaning set forth in Section 5.2(a)(ii).

“Nonsolicitation Period” has the meaning set forth in Section 10.3(a)(i).

“Objection Notice” has the meaning set forth in Section 8.3(b)(ii).

“Ordinary Course” means the ordinary course of business consistent in all material respects with past practice of the Business.

“Payoff Letters” has the meaning set forth in Section 6.2(f).

“Permits” means all permits, licenses, certificates, approvals and other similar authorizations of Governmental Entities.

“Permitted Acquisition” has the meaning set forth in Section 10.3(b)(ii).

“Permitted Encumbrances” means (i) Encumbrances for taxes not yet due and payable, (ii) statutory liens of lessors, liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due and which are not, individually or in the aggregate, material to the Business, (iii) Encumbrances incurred or deposits made in the Ordinary Course in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations (none of which are individually or in the aggregate material to the Business), and (iv) easements, covenants, or similar matters of record affecting title which do not materially impair the occupancy or use of the Acquired Assets for the purpose for which it is currently used in connection with the Business.

“person” means any individual, Business Entity or Governmental Entity.

“Possible Transaction” has the meaning set forth in Section 5.1(c).

“Post-Closing Tax Period” means any taxable period or portion of a period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period or portion of a period that begins on or before the Closing Date and ends on or before the Closing Date.

“Prepaids” means, subject to proration as described in Section 1.5, all prepaid expenses, advances and all other prepaid items, credits and discounts made by the Seller Parties for or toward the purchase of goods, services and Inventory relating to the Business, which have not as of the Closing Date been received in full by the Business, to the extent the corresponding contracts, services or orders are transferable.

“Products” has the meaning set forth in Section 2.17.

“Purchaser” has the meaning set forth in the introductory paragraph.

“Purchaser Indemnitee” has the meaning set forth in Section 8.1.

“Purchase Price” has the meaning set forth in Section 1.1(d).

“Reference Balance Sheet” has the meaning set forth in Section 1.1 (c).

“Relevant Acquisition” has the meaning set forth in Section 10.3(b)(ii).

“Representative” of a person means the directors, officers, employees, advisors, agents, stockholders, consultants, lawyers, accountants, investment bankers or other representatives of such person.

“Response” has the meaning set forth in Section 8.3(b).

“Restricted Business” has the meaning set forth in Section 10.3(b)(i).

“Retained Liabilities” has the meaning set forth in Section 1.1(c).

“Sales Representative Agreement” means that certain Sales Representative Agreement to be entered into at the Closing by and between GHC and the Purchaser, substantially in the form of Exhibit E.

“SEA” has the meaning set forth in the recitals following the introductory paragraph.

“SEC” has the meaning set forth in Section 3.3.

“Seller” has the meaning set forth in the introductory paragraph.

“Seller Parties” has the meaning set forth in the recitals following the introductory paragraph.

“Seller Indemnitees” has the meaning set forth in Section 8.2.

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

“Subsidiaries” has the meaning set forth in the recitals following the introductory paragraph.

“Target Working Capital” has the meaning set forth in Section 1.4(a).

“Tax” means all taxes, including all federal, state, local, foreign income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, goods and services, registration, payroll/wage withholding, employment, unemployment, disability, insurance, social security (or similar), business license, business organization, environmental, workers compensation, profits, license, lease, service, service use, severance, stamp, occupation, premium, windfall profits, customs, duties, capital stock, franchise, alternative, add-on minimum, estimated and other taxes imposed by any Governmental Entity, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any Liability for the Taxes of another person.

“Tax Attributes” means any net operating loss, net capital loss, investment tax credit, foreign credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits relating to alternative minimum Taxes) and any additional items described in Section 381 of the Code, without reference to the conditions and limitations described therein.

“Tax Contest” means an audit, claim, dispute or controversy relating to Taxes.

“Tax Returns” means all reports, returns, declarations, claims for refund, statements or other information required to be supplied to a taxing authority in connection with Taxes, including any schedules or attachments thereto and any amendments thereof.

“Transaction Agreements” means this Agreement, the Acquired Assets Transfer Documents, the Joint Development and Engineering Services Agreement, the Sales Representative Agreement, and the Transition Services Agreement.

“Transition Services Agreement” means that certain Transition Services Agreement to be entered into at the Closing by and between the Seller and the Purchaser, substantially in the form of Exhibit C.

“UNCITRAL” has the meaning set forth in Section 8.3(c).

“Uncollected Accounts Receivable” has the meaning set forth in Section 10.5(a).

“Working Capital” means (i) the Accounts Receivable, Inventory, Prepaids, and other current assets included in the Acquired Assets as of the Closing Date, less (ii) all Liabilities listed as a current liability of the Business on the Reference Balance Sheet and adjusted as of the Closing Date; provided, however, that “Working Capital” shall not include any assets or liabilities related to the gold leased from AGR Matthey.